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NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON

JUNE 2, 2022

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

as at April 19, 2022

This management information circular (this "Information Circular") is furnished in connection with the solicitation of proxies by the management of High Tide Inc. (the "Company") for use at the annual general and special meeting (the "Meeting") of its shareholders (the "Shareholders") to be held virtually at 11:00 a.m. (Calgary time) on June 2, 2022 for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting").

Information contained herein is given as of April 19, 2022, unless otherwise specifically stated. Shareholders can attend the Meeting by visiting www.agmconnect.com/hiti2022. You will not be able to attend the Meeting physically. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting. It is your responsibility to ensure internet connectivity for the duration of the Meeting. We recommend that you log-in at least fifteen minutes before the Meeting starts. If you encounter any difficulties accessing the virtual Meeting during the log-in or Meeting time, please call the technical support number that will be posted on the Meeting log-in page.

In this Information Circular, (i) references to "the Company", "we" and "our" refer to High Tide Inc., (ii) "Common Shares" means the common shares without par value in the capital of the Company, (iii) "Beneficial Shareholders" means Shareholders who do not hold Common Shares in their own name, (iv) "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders, and (v) "Management" refers to the management of the Company.

The Company will use the Notice-and-Access Provisions (as defined below) to conduct the solicitation of proxies in connection with this Information Circular. Proxies may also be solicited by telephone and/or email by directors, officers and/or employees of the Company. Brokers, nominees or other persons holding Common Shares in their names for others shall be reimbursed for their reasonable charges and expenses in forwarding proxies and proxy material to the beneficial owners of such Common Shares. The costs of soliciting proxies will be borne by the Company.

NOTICE-AND-ACCESS

The Company has elected to deliver the materials in respect of the Meeting pursuant to the notice-and-access provisions ("Notice-and-Access Provisions") concerning the delivery of proxy-related materials to Shareholders found in section 9.1.1 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), in the case of Registered Shareholders, and section 2.7.1 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), in the case of Beneficial Shareholders. The Notice-and-Access Provisions are a set of rules that reduce the volume of proxy-related materials that must be physically mailed to Shareholders by allowing issuers to deliver meeting materials to Shareholders electronically by providing Shareholders with access to these materials online.

The use of the Notice-and-Access Provisions reduces paper waste and mailing costs to the Company. In order for the Company to utilize the Notice-and-Access Provisions to deliver proxy-related materials by posting this Information Circular (and if applicable, other materials) electronically on a website that is not System for Electronic Document Analysis and Retrieval ("SEDAR"), the Company must send a notice to Shareholders, including Beneficial Shareholders, indicating that the proxy-related materials have been posted and explaining how a Shareholder can access them or obtain a paper copy of those materials from the Company.

In accordance with the Notice-and-Access Provisions, a notice and a form of proxy or voting instruction form ("VIF") has been sent to all Shareholders informing them that this Information Circular, the Notice of Meeting, annual audited consolidated financial statements of the Company for the year ended October 31, 2021 (the "Financial Statements") and management's discussion and analysis of the Company's results of operations and financial condition for the year ended October 31, 2021 (the "MD&A") are available online and explaining how these materials may be accessed, in addition to outlining relevant dates and matters to be discussed at the Meeting. This Information Circular, the Notice of Meeting, Financial Statements and MD&A have been posted in full on the Company's website at www.hightideinc.com/invest, through AGM Connect at www.agmconnect.com/hiti2022 and under the Company's SEDAR profile at www.sedar.com.

Any Shareholder who wishes to receive a paper copy of the proxy material in connection with the Meeting must contact AGM Connect toll-free at 1-855-839-3715 and provide your Voter ID, or you may electronically submit a request by emailing support@agmconnect.com up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the AGM Connect at 1-855-839-2715. In order to ensure that paper copies of the materials can be delivered to a requesting Shareholder in time for such Shareholder to review materials and return a form of proxy or VIF prior to the deadline to receive proxies, it is strongly suggested that Shareholders ensure their request is received no later than May 31, 2022.

Shareholders who would like more information about the Notice-and-Access Provisions should review the "Notice- and-Access" section included in this Information Circular or may contact the transfer agent, Capital Transfer Agency, ULC at info@capitaltransferagency.com up to and including the date of the Meeting, including any adjournment thereof.

APPOINTMENT AND REVOCATION OF PROXIES

Shareholders will receive a form of proxy for use at the Meeting. The persons named in the form of proxy are directors and/or officers of the Company. A Shareholder submitting a proxy has the right to appoint a nominee (who need not be a Shareholder) to represent such Shareholder at the Meeting other than the persons designated in the enclosed form of proxy by inserting the name of the chosen nominee in the space provided for that purpose on the form of proxy and by striking out the printed names.

Shareholders must provide AGM Connect with their appointee's exact name and a valid email to access the Meeting. Appointees can only be validated at the Meeting using the unique Voter ID and Meeting Code provided to them by AGM Connect after their appointment has been received by the Shareholder. If Shareholder does not provide a valid email address, the appointee will not be able to access the Meeting.

A form of proxy will not be valid for the Meeting or any adjournment or postponement thereof unless it is signed by the Shareholder or by the Shareholder's attorney authorized in writing or, if the Shareholder is a corporation, it must be executed by a duly authorized officer or attorney thereof. The proxy, to be acted upon, must be dated, completed, signed and deposited with AGM Connect: (i) by mail using the enclosed return envelope addressed to AGM Connect, 401 Bay Street, Suite 2704, Toronto ON, M4H 2Y4, (ii) by telephone at 1-855-839-3715 and follow the instructions provided (you will need to provide your unique Voter ID and Meeting), or (iii) via internet by following the instructions at www.agmconnect.com/hiti2022. If you vote through the internet, you may also appoint another person to be your proxyholder. Please login to https://app.agmconnect.com and complete the form on the voting page. You will require your unique Voter ID, Meeting Code (found on your Voter Information Sheet) and a valid email of choice. Your proxy or voting instructions must be received in each case no later than 5:00 p.m. (Calgary time) on May 31, 2022, or two business days preceding the date of any adjournment or postponement of the Meeting.

A Shareholder who has given a proxy may revoke it prior to its use, in any manner permitted by law, including by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, executed by a duly authorized officer or attorney thereof and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used or with the chairman of the Meeting on the day of the Meeting or any adjournment(s) or postponement(s) thereof.

Registered Shareholders electing to submit a proxy may do so by completing, dating and signing the enclosed proxy and returning it to AGM Connect at 11:00 a.m. (Calgary Time) at least forty-eight hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders who hold Common Shares through brokers and their nominees, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the Shareholder's name. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of the broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such Common Shares are registered under the name Cede & Co. (the registration name for The Depositary Trust Company, which acts as nominee for many United States brokerage firms). Common Shares held by brokers (or their agents) on behalf of a broker's client can only be voted or withheld at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. Each Beneficial Shareholder should therefore ensure that the voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to the Registered Shareholders by the Company. However, its purpose is limited to instructing the Registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The Beneficial Shareholder is requested to complete and return the VIF to them by mail or facsimile. Alternatively, the Beneficial Shareholder can call 1-855-839-3715 or email: voteproxy@agmconnect.com to vote the Common Shares held by the Beneficial Shareholder.

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are called Non-Objecting Beneficial Owners ("NOBOs"). Beneficial Shareholders who have objected to their intermediary disclosing ownership information about themselves to the Company are called Objecting Beneficial Owners ("OBOs"). In accordance with the requirements of NI 54-101, the Company has elected to send the Notice of Meeting and this Information Circular (collectively, the "Meeting Materials") directly to NOBOs.

The Meeting Materials are being sent to both Registered Shareholders and Beneficial Shareholders. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The Meeting Materials sent to the NOBOs who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO can instruct the voting of the Common Shares owned by the NOBO. VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions of the VIF. The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the Common Shares which they beneficially own. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on the Beneficial Shareholder's behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder, or Beneficial Shareholder's nominee, the right to attend and vote at the Meeting.

A Beneficial Shareholder who receives a VIF cannot use the form to vote Common Shares directly at the Meeting. The VIF must be returned to the intermediary (or instructions respecting the voting Common Shares must otherwise be communicated to the intermediary) well in advance of the Meeting in order to have the Common Shares voted. Although a Beneficial Shareholder may not be recognized at the Meeting for the purposed of voting Common Shares registered in the name of the broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered holder, should contact AGM Connect by emailing: support@agmconnect.com well in advance of the Meeting to determine the step necessary to permit them to indirectly vote their Common Shares as a proxyholder.

All references to Shareholders in this Information Circular and the accompanying VIF or proxy and Notice of Meeting are to Registered Shareholders unless specifically stated otherwise.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted on any matter that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the accompanying form of proxy, the Common Shares represented by the proxy will be voted in accordance with such instructions. In the absence of any such instruction, the persons whose names appear on the printed form of proxy will vote in favour of all the matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein. If any other business or amendments or variations to matters identified in the Notice of Meeting properly comes before the Meeting, then discretionary authority is conferred upon the person appointed in the proxy to vote in the manner they see fit, in accordance with their best judgment.

At the time of the printing of this Information Circular, Management knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

RECORD DATE AND QUORUM

The board of directors of the Company (the "Board") has fixed the record date for the Meeting at the close of business on April 19, 2022 (the "Record Date"). The Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of the Shareholders entitled to vote at the Meeting prepared as at the Record Date.

The quorum for the transaction of business at a meeting of Shareholders is two persons who are, or who represent by proxy, Shareholders entitled to vote at the meeting who hold, in the aggregate, at least twenty five percent of the votes attached to the outstanding Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The directors and officers of the Company have an interest in the resolutions concerning the election of directors and adoption of the Omnibus Plan (as defined herein). Otherwise, no director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise in the matters to be acted upon at the Meeting, except for any interest arising from the ownership of Common Shares where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The voting securities of the Company consists of Common Shares. The Company is authorized to issue an unlimited number of Common Shares. As of April 19, 2022, being the effective date of this Information Circular (the "Effective Date"), 61,022,342 Common Shares were issued and outstanding, with each such share carrying the right to one vote at the Meeting.

Other than as disclosed below, as at the Effective Date, to the knowledge of the Company, and based on the Company's review of the records maintained by Capital Transfer Agency, ULC, electronic filings with SEDAR and insider reports filed with System for Electronic Disclosure by Insiders ("SEDI"), no person or company beneficially owns, or controls or directs, directly or indirectly, ten percent or more of any class of voting securities of the Company, on a non-diluted basis.

Name	Aggregate Number of Common Shares	Percentage of Outstanding Common Shares
Harkirat (Raj) Grover	6,478,491 (1)	10.617%

Note:

1. Includes 3,941,553 Common Shares directly owned by Mr. Grover, as well as the following Common Shares, beneficially owned by Mr. Grover: (i) 274,657 Common Shares held by Grover Family Trust, a non-arm's length entity to Mr. Grover, (ii) 750,887 Common Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (iii) 7,099 Common Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (iv) 1,504,295 Common Shares held by Ms. Grover.

CURRENCY

In this Information Circular, unless otherwise indicated, all references to "CAD$" or "$" refer to Canadian dollars.

CORPORATE GOVERNANCE DISCLOSURE

The Company's statement of corporate governance practices is set out in Schedule "A" to this Information Circular. Governance of the Company is governed by the nominating and corporate governance committee of the Company (the "Nominating and Corporate Governance Committee"), a copy of the Nominating and Corporate Governance Committee Charter is attached as Schedule "C" to this Circular.

PERFORMANCE GRAPH

The following graph compares the total cumulative return to a Shareholder who invested $100 in Common Shares on December 17, 2018, with the cumulative total returns of the S&P/TSX Composite Index and Horizons Marijuana Life Sciences Index ETF as at the October 31 year end date of the Company for each year following December 17, 2018:

Notes:

1. As at December 18, 2018, the Company was trading on Canadian Securities Exchange under the symbol "HITI".

2. Effective market opening on November 19, 2020, the Common Shares commenced trading on the TSX Venture Exchange (the "TSXV") under the stock symbol "HITI".

As described in this Information Circular, the compensation policy for the Company's directors and Named Executive Officers (as defined below) is primarily tied to financial performance of the business and long-term Shareholder value and not specifically to Common Share performance.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

The purpose of this Compensation Discussion and Analysis is to provide information about the Company's philosophy, objectives and processes regarding executive compensation. This disclosure is intended to communicate the compensation provided to: (i) the Chief Executive Officer of the Company (the "CEO"), (ii) the Chief Financial Officer of the Company (the "CFO"), (iii) each of the three most highly compensated executive officers of the Company, if any, whose individual total compensation was more than $150,000 for the year ended October 31, 2021, (iv) each individual who satisfies the criteria under paragraph (iii) but for the fact the individual was not an executive officer of the Company, nor acting in a similar capacity, at as October 31, 2021 (collectively, the "Named Executive Officers") and (v) the directors of the Company. During the year ended October 31, 2021, the Named Executive Officers of the Company were Harkirat (Raj) Grover, Rahim Kanji, Andy Palalas, Aman Sood, and Sean Geng. The description of the Company's compensation philosophy and objectives and the elements of such compensation for the year ended October 31, 2021 is set forth below:

Compensation Philosophy and Objectives

The executive compensation program adopted by the Company and applied to its executive officers is designed to attract and retain qualified and experienced executives who will contribute to the success of the Company. The executive compensation program attempts to ensure that the compensation of the senior executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation. Senior executive officers are motivated through the program to enhance long-term shareholder value and rewarded for their yearly individual contribution in the context of overall annual corporate performance.

Elements of Compensation

The executive compensation program during the year, ended October 31, 2021 consisted of three principal components: base compensation, discretionary cash bonuses and long-term compensation in the form of stock options ("Options") and restricted share units ("RSUs") issued pursuant to the Company's Option and RSU plans, respectively. For the year ended October 31, 2021, all executive compensation was determined and administered by the Board based on recommendations by the compensation committee of the Company (the "Compensation Committee").

Information with respect to the Compensation Committee and its policies and practices for the compensation of the directors and executive officers of the Company can be found in Schedule "E" attached to this Information Circular.

Compensation Components

To ensure market competitiveness, the Compensation Committee considers comparable compensation data from Canadian cannabis and consumer packaged goods companies that are generally of similar size and scope and that may represent the market in which the Company competes for executive talent. The composition of the external compensation peer group is reviewed periodically by the Compensation Committee for its ongoing business relevance to the Company. The publicly available compensation data from the external compensation peer group was used as a main factor in the review and consideration of compensation levels and the composition of compensation for the Company's executive officers and directors.

The factors assessed by the Compensation Committee in determining the external compensation peer group included operational and geographical focus, exchanges where issuers' securities are listed, market capitalization, total revenue, total assets, annual cash flows, and annual levels of capital expenditures.

The following table reflects the composition of the Company's external compensation peer group for the year ended October 31, 2021:

Canadian Reference Group
Fire & Flower Holdings Corp.
The Supreme Cannabis Company, Inc.
The Valens Company
Aurora Cannabis Inc.
Sundial Growers Inc.
Alcanna Inc.
DAVIDsTEA Inc.
Roots Corporation
Indigo Books & Music Inc.

Base Compensation

Base compensation for the Named Executive Officers is set annually, having regard to the individual's job responsibilities, contribution, experience and proven or expected performance, market conditions, as well as to the current and future financial condition of the Company. It is designed to provide income certainty and to attract and retain executives. In setting base compensation levels, consideration is given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also considered. Management and the Board have generally considered publicly available information regarding the compensation levels of executives of similarly sized companies within the industry in setting compensation. Although the Company strives to compensate the Named Executive Officers within industry expectations, the base compensation may, from time to time, be reviewed depending on the results of operations.

Named Executive Officers and directors are not permitted to purchase financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Discretionary Cash Bonus

The executive compensation program for the Named Executive Officers includes eligibility for discretionary incentive cash bonuses. The bonuses are awarded based on objectives set by the Board and Board's assessment of the Company and its executive's performance and contribution. Objectives may include strategic, financial, and operational performance goals, as well as personal performance objectives, including implementation of new strategic initiatives, the development of innovations, organizational development and other factors. The resulting bonus entitlements, if any, will therefore vary between Named Executive Officers.

Options and RSUs

To provide a long-term component to the executive compensation program, the Company adopted the Option and RSU plans. During the year ended October 31, 2021, the Company granted 863,735 Options and 88,057 RSUs, for an aggregate total of 951,792 compensation securities to Named Executive Officers and Directors. The maximization of Shareholder value is encouraged by granting Options and RSUs. Recommendations for Options and RSUs have historically considered factors such as awards made in previous years, the number of Options and RSUs outstanding per individual and the individual's level of responsibility.

Risk Analysis

The Board and Compensation Committee considered risks associated with executive compensation and do not believe that the Company's executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary, Named Executive Officers are compensated through the granting of Options and RSUs, which are compensation that is both "at risk" and associated with long-term value creation. The value of such compensation is dependent upon Shareholder return over the Option and RSU vesting periods which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

Summary Compensation Table

The following table provides information concerning compensation of the Named Executive Officers for the years ended October 31, 2021, 2020 and 2019:

Name and Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Annual Incentive Plans ($)(2)	Pension Value ($)	All Other Compensation ($)(3)	Total Compensation ($)
Harkirat
(Raj) Grover(4) President, CEO and	2021 2020 2019	330,000 310,932 284,261	Nil Nil Nil	1,701,000 Nil 245,145	150,000 173,077 150,000	Nil Nil Nil	36,500 36,500 19,250	2,217,500 520,509 698,656
Director
Rahim	2021	165,000	Nil	430,500	45,000	Nil	Nil	641,800
Kanji(5)	2020	155,466	Nil	Nil	56,538	Nil	Nil	212,004
CFO	2019	57,692	Nil	92,289	45,000(6)	Nil	Nil	194,981
Andy
Palalas	2021	165,000	Nil	430,500	45,000	Nil	2,889	643,389
Chief	2020	155,466	Nil	Nil	56,538	Nil	Nil	212,004
Revenue	2019	141,154	Nil	95,673	45,000(7)	Nil	Nil	281,827
Officer
Aman
Sood(8)	2021	101,260	43,058(11)	430,500	Nil	Nil	Nil	531,760
Chief	2020(9)	120,000	Nil	N/A	8,938	N/A	N/A	128,938
Operating	2019(10)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Officer
Sean Geng(12) Chief Technology Officer	2021 2020(14) 2019(15)	93,728(13) N/A N/A	Nil N/A N/A	293,997 NA NA	173,376 (14) N/A N/A	4,168(14) N/A N/A	Nil N/A N/A	565,269 N/A N/A

Notes:

1. Based on the grant date fair value determined in accordance with International Financial Reporting Standards 2, Share- based Payment and estimated using the Black Scholes pricing model, with the following key assumptions for grants during 52 weeks ended October 31, 2021: risk-free interest rate 0.16% to 0.17% and expected volatility of 142% to 147%.

2. Annual incentive plan compensation amounts were awarded based on performance relative to established performance targets.

3. Represents the fair value of other allowances provided.

4. Mr. Grover did not receive any compensation as a director of the Company during the fiscal years ended October 31, 2021, 2020 and 2019.

5. Mr. Kanji was appointed as CFO on May 27, 2019.

6. Mr. Kanji was awarded a bonus of $45,000 for his services as CFO for the fiscal year ended October 31, 2019. The Company paid $32,500 of the bonus in cash and settled $12,500 by issuing Mr. Kanji 73,529 Common Shares, following the year ended October 31, 2020, in November 2020 at a deemed price of $0.17 per Common Share.

7. Mr. Palalas was awarded a bonus of $45,000 for his services as Chief Revenue Officer for the fiscal year ended October 31, 2019. The Company paid $15,000 of the bonus in cash and settled $30,000 by issuing Mr. Palalas 176,471 Common Shares, following the year ended October 31, 2020, in November 2020 at a deemed price of $0.17 per Common Share.

8. Mr. Sood was appointed as Chief Operating Officer on March 15, 2021. Mr. Sood was an employee of Meta Growth Corp. ("Meta") prior to the Company's plan of arrangement.

9. Represents his 2020 compensation as an employee of Meta.

10. 2019 employment compensation unavailable.

11. Mr. Sood was previously awarded RSUs by Meta prior to their acquisition and were paid out by the Company on March 23, 2021. These RSUs were allocated prior to his status change to a Named Executive Officer with the Company

12. Mr. Geng was appointed as Chief Technology Officer on March 24, 2021 in connection with the Company's acquisition of Smoke Cartel USA Inc. ("Smoke Cartel") and subsequently resigned from his position with the Company on March 24, 2022.

13. Mr. Geng's income is paid in U.S. dollars and has been converted using October 29, 2021's conversion rate of 1.2384. This would represent a salary value of US$75,685 and incentive plan of US$140,000.

14. Mr. Geng's other compensation includes a one-time project bonus and contribution to his 401k pursuant his employment contract with the Company.

15. 2020 compensation unavailable.

16. 2019 compensation unavailable.

Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the Options and RSUs held by the Named Executive Officers which were outstanding as of October 31, 2021:

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the- money Options ($)	Number of Shares or Units of Shares that have not vested (#)	Market Value or payout value of share- based awards that have not vested ($)	Market value or payout value of vested share- based awards not paid out or distributed ($)
Harkirat (Raj) Grover President, CEO & Director	200,000 100,000	11.55 3.00	Mar. 19, 2024 Nov. 25, 2023	Nil 372,000	Nil	Nil	Nil
Rahim Kanji CFO	50,000 50,000	11.55 3.00	Mar. 19, 2024 Nov. 25, 2023	Nil 186,000	Nil	Nil	Nil
Andy Palalas Chief Revenue Officer	50,000 50,000	11.55 3.00	Mar. 19, 2024 Nov. 25, 2023	Nil 186,000	Nil	Nil	Nil
Aman Sood Chief Operating Officer(1)	50,000	11.55	Mar. 19, 2024	Nil	Nil	Nil	Nil
Sean Geng Chief Technology Officer(2)	33,333	12.75	Mar. 30, 2024	Nil	Nil	Nil	Nil

Notes:

1. Mr. Sood was appointed as Chief Operating Officer on March 15, 2021

2. Mr. Geng was appointed as Chief Technology Officer on March 24, 2021 and subsequently resigned from his position on March 24, 2022.

Stock option plans and other incentive plans

Stock Option Plan

The stock option plan of the Company (the "Stock Option Plan") was adopted by the Board on June 19, 2018 and was last approved by Shareholders at the annual and special meeting of Shareholders which took place on July 29, 2021 (the "2021 Meeting").

The Stock Option Plan provides that the Board may from time to time, in its discretion, and in accordance with TSXV requirements, grant to directors, officers, employees and consultants to the Company, non-transferable Options to purchase Common Shares, provided that the number of Common Shares reserved for issuance will not exceed ten percent of the issued and outstanding Common Shares. The exercise price of the Options shall be fixed by the Board at the date of grant, provided that such price shall not be less than that permitted by any stock exchange upon which the Common Shares are then listed and posted for trading. Such Options will be exercisable for a period of up to ten years from the date of grant, but such term may be shortened by the Board in any Option agreement, and all Options will be subject to early termination in accordance with the provisions of the Stock Option Plan relating to the cessation of the optionee as a director, officer, employee or consultant, either due to termination of employment or due to death or permanent disability. In connection with the foregoing, the number of Common Shares reserved for issuance to any individual director or officer will not exceed five percent of the issued and outstanding Common Shares and the number of Common Shares reserved for issuance to all consultants will not exceed two percent of the issued and outstanding Common Shares.

Providing a proprietary interest in the Company provides an incentive to contribute to the future success and prosperity of the Company, thus enhancing the value of the Common Shares for the benefit of all Shareholders and increasing the ability of the Company to attract and retain persons of experience by aligning the interests of executives and employees with the growth and profitability of the Company. The longer-term focus of the Stock Option Plan contemplates and balances the short-term elements of the compensation program of the Company.

The Stock Option Plan is administered by the Board and/or Compensation Committee and all decisions and implementations of the Board and/or Compensation Committee respecting the Stock Option Plan or Options granted thereunder shall be conclusive and binding on the Company and on the optionees. The Board may, at any time and from time to time, grant Options under the Stock Option Plan on terms and conditions to be determined by the Board and/or Compensation Committee from time to time, pursuant to the terms of in the Stock Option Plan and subject to the policies of the TSXV.

RSU Plan

On November 18, 2020, the Board adopted a fixed restricted share unit award plan (the "RSU Plan" and together with the Stock Option Plan, the "Predecessor Plans") which was approved by Shareholders at the 2021 Meeting. The RSU Plan provides that the Board and/or Compensation Committee may from time to time, in its discretion, and in accordance with TSXV requirements, grant to directors, officers, employees and consultants to the Company, non- transferable RSU awards to receive Common Shares (each a "Restricted Award"), provided that the number of Common Shares reserved for issuance will not exceed ten percent of the issued and outstanding Common Shares. Each Restricted Award is to be evidenced by an award agreement, which incorporates the terms and conditions of the Restricted Award, including all vesting conditions.

The RSU Plan is administered by the Board and/or Compensation Committee and all decisions and implementations of the Board and/or Compensation Committee respecting the RSU Plan or RSUs granted thereunder shall be conclusive and binding on the Company and on the grantees. The Board and/or Compensation Committee may, at any time and from time to time, grant RSUs under the RSU Plan on terms and conditions to be determined by the Board and/or Compensation Committee from time to time, pursuant to the terms of the RSU Plan and subject to the policies of the TSXV.

As at October 31, 2021, the Company had 1,906,129 Options and 101,667 RSUs outstanding under the Stock Option and RSU Plans, respectively and had 3,529,873 Options and 1,806,299 RSUs remaining authorized for issuance under the Stock Option Plan and RSU Plan, respectively.

Employment, Consulting and Management Agreements and Termination and Change of Control Benefits

Other than as provided for at common law and as disclosed below, (i) there is no agreement or arrangement that provides for payments to the Named Executive Officers or directors at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the Named Executive Officers' or directors' responsibilities and (ii) there are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer or director at, following or in connection with respect to change of control of the Company, or severance, termination or constructive dismissal of or a change in a Named Executive Officer's or director's responsibilities.

Harkirat (Raj) Grover - President, CEO and Director

Pursuant to an executive employment agreement, effective January 1, 2019, between the Company and Harkirat (Raj) Grover (the "Grover Agreement"), Mr. Grover may terminate his employment with the Company for any reason by giving a minimum of 120 days written notice to the Company. In the event the Company chooses to waive the 120- day written notice period, in whole or in part, Mr. Grover is entitled to receive pay in lieu of notice for the remainder of the notice period, which was not worked, paid based solely on his base salary. The Grover Agreement also provides that the Company may terminate Mr. Grover's employment without cause by payment of a lump sum equal to the greater of: (i) two times the sum of Mr. Grover's annual base salary, annual value of perquisites and annualized value of benefit plans; and (ii) the value of one and one half months of Mr. Grover's annual base salary for each complete year of service from the commencement of Mr. Grover's employment as President of Smoker's Corner (January 1, 2010), to a maximum of 36 months, and two times the sum of the annual value of perquisites and annualized value of benefit plans. In 2021, the Grover Agreement was amended such that provisions for severance upon a change of control and termination without cause were updated. In the event of termination upon a change of control, Mr. Grover is entitled to be paid a lumpsum payment equal to 24 months of his then base salary and in the event of termination without cause, Mr. Grover is entitled to be paid a lumpsum payment equal to 24 months of his then base salary. In addition, all vested, but granted Options will become immediately vested. For illustration purposes, assuming that (i) Mr. Grover's employment is terminated without notice by the Company, (ii) Mr. Grover's annual base salary, annual value of perquisites and annualized value of benefit plans is $516,500, and (iii) pursuant to the Grover Agreement, Mr. Grover is entitled to the value of one and one half months of Mr. Grover's annual base salary for each complete year of service from the commencement of Mr. Grover's employment as President of Smoker's Corner (January 1, 2010), to a maximum of 36 months, and two times the sum of the annual value of perquisites and annualized value of benefit plans at the time of such termination, the Company estimates that Mr. Grover may be entitled to a lump sum payment of approximately $1,213,000.

Rahim Kanji - CFO

Pursuant to an executive employment agreement, effective May 27, 2019, between the Company and Rahim Kanji (the "Kanji Agreement"), Mr. Kanji's employment with the Company may terminate for any reason by giving a minimum of 30 days written notice by the Company. In the event the Company chooses to waive the 30-day written notice period, in whole or in part, Mr. Kanji is entitled to receive pay in lieu of notice for the remainder of the notice period paid solely based on his base salary. In 2021, the Kanji Agreement was amended such that provisions for severance upon a change of control and termination without cause were updated. In the event of termination upon a change of control, Mr. Kanji is entitled to be paid a lumpsum payment equal to 18 months of his then base salary and in the event of termination without cause, Mr. Kanji is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay, and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all vested, but granted Options will become immediately vested.

Andy Palalas - Chief Revenue Officer

Pursuant to an executive employment agreement, effective August 10, 2018, between the Company and Andy Palalas (the "Palalas Agreement"), Mr. Palalas' employment with the Company may terminate for any reason by giving a minimum of 60 days written notice by the Company. In the event the Company chooses to waive the 60-day written notice period, in whole or in part, Mr. Palalas is entitled to receive pay in lieu of notice for the remainder of the notice period, paid solely based on his base salary. In 2021, the Palalas Agreement was amended such that provisions for severance upon a change of control and termination without cause were updated. In the event of termination upon a change of control, Mr. Palalas is entitled to be paid a lumpsum payment equal to 12 months of his then base salary and in the event of termination without cause, Mr. Palalas is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay, and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all vested, but granted Options will become immediately vested.

Aman Sood - Chief Operating Officer

Pursuant to an executive employment agreement, effective March 21, 2021, between the Company and Aman Sood (the "Sood Agreement"), Mr. Sood's employment with the Company may terminate for any reason by giving a minimum of one month per year of service up to a maximum of 24 months. In the event the Company chooses to waive the written notice period, in whole or in part, Mr. Sood is entitled to receive pay in lieu of notice for the remainder of the notice period, paid solely based on his base salary. Subsequently, the Sood Agreement was amended such that provisions for severance upon a change of control and termination without cause were updated. In the event of termination upon a change of control, Mr. Sood is entitled to be paid a lumpsum payment equal to 18 months of his then base salary and in the event of termination without cause, Mr. Sood is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all vested, but granted Options will become immediately vested.

Sean Geng - Chief Technology Officer

Pursuant to an executive employment agreement, effective January 25, 2021, between the Company and Sean Geng (the "Geng Agreement"), Mr. Geng's employment with the Company may terminate for any reason by giving a minimum of 30 days written notice by the Company. In the event the Company chooses to waive the 30-day written notice period, in whole or in part, Mr. Geng is entitled to receive pay in lieu of notice for the remainder of the notice period, paid solely based on his base salary. In addition, pursuant to the Geng Agreement, Mr. Geng is also entitled to receive certain equity based earn-out bonuses based upon the performance of Smoke Cartel in the amounts of US$360,000, US$720,000 and US$1,080,000, respectively if certain thresholds are met (the "Earn-Outs"). The Earn- Outs are payable on termination if the respective earn-out trigger is met irrespective of such termination. Subsequently, the Geng Agreement was amended such that provisions for severance upon a change of control and termination without cause were updated. In the event of termination upon a change of control, Mr. Geng is entitled to be paid a lumpsum payment equal to 12 months of his then base salary and in the event of termination without cause, Mr. Geng is entitled to be paid a lumpsum payment equal to 12 months of his then base salary. The final payment would also include all accrued but unpaid base salary, vacation pay, and expenses properly incurred in the carrying out of his duties to the date of termination less required withholdings. In addition, all vested, but granted Options will become immediately vested. Mr. Geng subsequently resigned from his position with the Company on March 24, 2022.

Pension Disclosure

The Company does not have a pension plan or any other plan that provides for payments or benefits at, following or in connection with retirement and is not currently providing a pension to any directors of the Company or Named Executive Officers. The Company does not have a deferred compensation plan.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options and RSUs granted pursuant to the Stock Option Plan and RSU Plan to the Named Executive Officers that vested during the year ended October 31, 2021:

Name & Principal Position	Option-based awards - Value vested during year ($)	Share-Based Awards - Value Vested During Year ($)	Non-Equity Incentive Plan Compensation ($)
Harkirat (Raj) Grover	93,000	Nil	Nil
Rahim Kanji	61,998	Nil	Nil
Andy Palalas	61,998	Nil	Nil
Aman Sood	Nil	43,058(1)	Nil
Sean Geng	Nil	Nil	Nil

Note:

1. Mr. Sood was previously awarded RSUs by Meta prior to their acquisition and were paid out by the Company on March 23, 2021. These RSUs were allocated prior to his status change to a Named Executive Officer with the Company.

Director Compensation

The following table sets forth all compensation to the non-Named Executive Officer directors during the year ended October 31, 2021:

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)	Annual Incentive Plans ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Nitin Kaushal	25,000	179,202	248,001	Nil	Nil	Nil	452,203
Arthur Kwan	25,000	179,202	248,001	Nil	Nil	Nil	477,203
Andrea Elliott(1)	25,000	Nil	188,001	Nil	Nil	Nil	213,000
Christian Sinclair(2)	25,000	239,290(3)	248,001	Nil	Nil	Nil	487,291
Mike Cosic(4)	Nil	Nil	62,001	Nil	Nil	Nil	62,001
Binyomin Posen(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nader Ben Aissa(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

1. Ms. Elliott was appointed to the Board on January 4, 2021.

2. Mr. Sinclair was appointed to the Board on November 18, 2020.

3. Represents an RSU award by Meta Growth Corp. prior to the Company's acquisition; however, the award was settled by the Company on March 23, 2021 subsequent to the acquisition. These RSUs were allocated prior to his directorship with the Company.

4. Mr. Cosic was appointed to the Board November 18, 2020 and subsequently resigned on January 4, 2021.

5. Mr. Posen resigned from the Board on November 18, 2020.

6. Mr. Ben Aissa resigned from the Board on November 18, 2020.

See "Outstanding Option-Based and Share-Based Awards" below for disclosure of outstanding Options held by the directors who were not also a Named Executive Officers as at October 31, 2021.

The Board, with assistance of the Compensation Committee, reviews the Company's approach to director compensation. The Compensation Committee considers many factors, including whether compensation fairly reflects the responsibilities and risks involved. The review of the Company's director compensation includes benchmarking against other Canadian cannabis and consumer packaged goods companies. Annual retainers have been intended to provide an appropriate level of fixed compensation that will assist in director retention and recruitment.

Director Compensation - Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the Options and RSUs granted pursuant to the Stock Option Plan and RSU Plan to the non-Named Executive Officer directors that were outstanding as of October 31, 2021:

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the- money Options ($)	Number of Shares or Units of Shares that have not vested (#)	Market Value or payout value of share- based awards that have not vested ($)	Market value or payout value of vested share- based awards not paid out or Distributed ($)
Nitin Kaushal	66,667	3.00	Nov. 25, 2023	248,001	26,667	179,202	Nil
Arthur Kwan	66,667	3.00	Nov. 25, 2023	248,001	26,667	179,202	Nil
Andrea Elliott	66,667	3.90	Jan. 04, 2024	188,001	Nil	Nil	Nil
Christian Sinclair(1)	16,666 6,867 6,867	3.00 15.48 12.75	Nov. 25, 2023 Feb. 27, 2023 Feb. 26, 2023	248,001 - -	13,333	89,598	Nil
Binyomin Posen	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nader Ben Aissa	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note:

1. Represents grants made by Meta prior to the Company's acquisition; however, each grant will be settled by the Company.

Director Compensation - Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth information with respect to the value of Options and RSUs granted pursuant to the Stock Option Plan and RSU Plan to the non-Named Executive Officer directors that vested during the year ended October 31, 2021:

Name	Option-based awards - Value vested during year ($)	Share-Based Awards - Value Vested During Year ($)	Non-Equity Incentive Plan Compensation ($)
Nitin Kaushal	61,998	Nil	Nil
Arthur Kwan	61,998	Nil	Nil
Andrea Elliott	46,998	Nil	Nil
Christian Sinclair(1)	61,998	239,290(1)	Nil
Binyomin Posen	Nil	Nil	Nil
Nader Ben Aissa	Nil	Nil	Nil

Note:

1. Represents an RSU award by Meta prior to the Company's acquisition; however, the award was settled by the Company on March 23, 2021 subsequent to the acquisition. These RSUs were allocated prior to his directorship with the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company's most recently completed fiscal year, ending October 31, 2021:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights.	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Common Shares Remaining Available for Issuance Under Equity Compensation Plans (Excluding Outstanding Securities Reflected in Column 1)
Equity compensation plans approved by securityholders	2,007,796(1)	6.51	5,336,172(1)(2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	2,007,796(1)	6.51	5,336,172(1)(2)

Note:

1. As at October 31, 2021, the Company had 1,906,129 Options and 101,667 RSUs outstanding under the Stock Option and RSU Plans, respectively and had 3,529,873 Options and 1,806,299 RSUs remaining authorized for issuance under the Stock Option Plan and RSU Plan, respectively.

2. As at October 31, 2021, the Company had 54,360,028 Common Shares issued and outstanding. The Stock Option Plan is a 10% rolling plan, while the RSU Plan is fixed at 1,907,966 RSUs.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors of the Company, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other Management are indebted to the Company as of the Effective Date or were indebted to the Company at any time during the fiscal year ended October 31, 2021.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any informed person of the Company, or any associate or affiliate of any such informed person, in any transaction since the commencement of the Company's fiscal year ended October 31, 2021, or in any proposed transaction, that has materially affected or would materially affect the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Financial Statements

The Financial Statements and the report of the auditor thereon will be received at the Meeting. No vote will be taken on the Financial Statements. The Financial Statements and the report of the auditor have been provided to each Shareholder entitled to receive a copy of the Notice of Meeting and this Information Circular and who requested a copy of the Financial Statements and the report of the auditor thereon. The Financial Statements are also available on the Company's website at www.hightideinc.com/invest, through AGM Connect at www.agmconnect.com/hiti2022 and under the Company's SEDAR profile at www.sedar.com

2. Reappointment of Auditor

Ernst & Young LLP has acted as the Company's auditor since August 6, 2020. The directors propose to nominate Ernst & Young LLP as the auditor of the Company, to hold office until the earlier of the close of the next annual meeting of Shareholders or their removal by the Company, at a remuneration to be fixed by the audit committee of the Company (the "Audit Committee"). Approval of the appointment of the auditor will require a majority of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting.

Absent contrary instructions, Common Shares represented by proxies in favour of the Management nominees will be voted in favour of reappointing Ernst & Young LLP as auditor of the Company until the earlier of the close of the next annual meeting of Shareholders or their removal by the Company, at a remuneration to be fixed by the Audit Committee.

3. Fixing the Number of Directors

The term of office for each director is from the date of the Meeting at which he is elected until the annual meeting next following or until his or her successor is duly elected or appointed. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at five.

Absent contrary instructions, Common Shares represented by proxies in favour of the Management nominees will be voted in favour of fixing of the size of the Board at five.

4. Election of Directors

At the Meeting, a board of five directors will be proposed to be elected for a term that will expire upon the earlier of the next annual meeting of Shareholders or upon their successor being duly elected or appointed, unless his or her office is earlier vacated (the "Proposed Board"). Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected.

The following table sets forth certain information regarding the Proposed Board, their respective positions with the Company, principal occupations or employment during the last five years, the dates on which they became directors of the Company and the approximate number of Common Shares beneficially owned by them, directly or indirectly, or over which control or direction is exercised by them as of the Effective Date:

Name of Nominee, Current Position with the Company, and Province/State and Country of Residence	Occupation, Business or Employment(1)	Director Since	Number of Voting Securities(2)
Harkirat (Raj) Grover President, CEO and Director Alberta, Canada	Mr. Grover is the founder of the Company, and has served as the President, CEO, and the Executive Chairman of the Board since the incorporation of the Company in February 2018. Since 2009, Mr. Grover has served as a director and officer of Famous Brandz Inc., RGR Canada Inc., Canna Cabana Inc., KushBar Inc., and Smoker's Corner Ltd., each of which are wholly-owned subsidiaries of the Company.	February 8, 2018	6,478,491(6) (10.617%)
Christian Sinclair(3)(4)(5) Director Manitoba, Canada	Mr. Sinclair is a proud member of the Opaskwayak Cree Nation ("OCN"). He graduated from Margaret Barbour Collegiate Institute in 1988 and subsequently went on to serve in the Canadian military from 1988 to 1995, participating in tours of duty in Cyprus (1990 Recon) and Somalia (1992-93 Special Forces). In 2003, Mr. Sinclair was named as one of Canada's Top 40 under 40. He was the co-founder of the Manitoba Indigenous Summer Games and the General Manager for the 2002 North American Indigenous Games in Winnipeg. In 2016, Mr. Sinclair was elected as Onekanew (Chief) for the OCN. Since then, he has been appointed as one of the co-chairs of a task force created to lead the process of implementing the Government of Manitoba's Northern Economic Development Strategy and is presently working as an economic development consultant for First Nations major resource projects.	November 18, 2020	2,747 (0.005%)
Arthur Kwan(3)(4)(5) Director Alberta, Canada	Mr. Kwan is the President and Chief Executive Officer of The Newly Institute, an inter-disciplinary mental health clinical company. Previously, he was the President and Chief Executive Officer of CannaIncome Fund and was an investment banker with Scotia Capital, PI Financial, and Paradigm Capital. Mr. Kwan brings over 20 years of investment banking, capital markets, and leadership experience.	August 24, 2018	109,032 (0.179%)

Name of Nominee, Current Position with the Company, and Province/State and Country of Residence	Occupation, Business or Employment(1)	Director Since	Number of Voting Securities(2)
Nitin Kaushal(3)(5) Director Ontario, Canada	Mr. Kaushal has served as a member of the Board since October 2018. Mr. Kaushal is the President of Anik Capital Corp. and has over 30 years of experience in the financial services industry. Recently, he retired from PricewaterhouseCoopers LLP (Canada), where he was a Managing Director in their Corporate Finance Practice.	October 16, 2018	23,312 (0.038%)
Andrea Elliott(3)(4) Director Ontario, Canada	Ms. Elliott is the Executive Vice President, Direct to Consumer at Moose Knuckles Canada - a successful global Canadian luxury outerwear brand. Previously, Ms. Elliott founded r2 retail resources, an independent consultancy that supported domestic and international retailers with strategic initiatives, growth plans, e-commerce ideation and SG&A improvements. Ms. Elliott was also previously Vice President and General Manager of PVH Canada Retail (Calvin Klein, Van Heusen, IZOD & Bass), an Executive Vice President at PricewaterhouseCoopers LLP (Canada) and Chief Operating Officer with Karabus Management - a wholly-owned subsidiary of PricewaterhouseCoopers LLP (Canada) focused on the retail industry.	January 4, 2021	N/M

Notes:

1. Information furnished by the respective director nominees.

2. Voting securities of the Company beneficially owned, or controlled or directed, directly or indirectly as of the Effective Date. Information regarding voting securities held does not include voting securities issuable upon the exercise of Options, warrants or other convertible securities of the Company. Information in the table above is derived from the Company's review of insider reports filed with SEDI and from information furnished by the respective director nominees.

3. Member of Nominating and Corporate Governance Committee.

4. Member of Compensation Committee.

5. Member of the Audit Committee.

6. Includes 3,941,553 Common Shares directly owned by Mr. Grover, as well as the following Common Shares, beneficially owned by Mr. Grover: (i) 274,657 Common Shares held by Grover Family Trust, a non-arm's length entity to Mr. Grover, (ii) 750,887 Common Shares held by 2088550 Alberta Ltd., an entity wholly owned by Mr. Grover and his spouse, Roza Grover, (iii) 7,099 Common Shares held by Grover Investments Inc., an entity wholly owned by Mr. Grover and Ms. Grover, and (iv) 1,504,295 Common Shares held by Ms. Grover.

Corporate Cease Trade Orders or Bankruptcies

Other than as described below, no member of the Proposed Board is, or has been, within the past ten years before the Effective Date, a director or executive officer of any issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than thirty consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation for a period of more than thirty consecutive days.

No member of the Proposed Board is, or has been, within the past ten years before the Effective Date, a director or executive officer of any issuer that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Kaushal served as a director of 3 Sixty Risk Solutions Ltd. ("3 Sixty") from June 2019 to April 12, 2021. On June 9, 2020, 3 Sixty announced that it was not able to file its annual financial statements and accompanying management's discussion and analysis for the financial year ended December 31, 2019 within the period prescribed for such filings.

3 Sixty made an application for a management cease trade order (the "MCTO") and, on June 18, 2020, the MCTO was issued by the Ontario Securities Commission (the "OSC") and restricted all trading in securities of 3 Sixty by its directors and officers until two business days following the completion of the required filing. On July 15, 2020, the OSC revoked the MCTO and issued a failure-to-file cease trade order (the "FFCTO") in replacement of it, ordering that all trading in the securities of 3 Sixty would cease, except in accordance with the condition of the FFCTO, if any, for so long as the FFCTO remains in effect. As of the Effective Date, the FFCTO remains in effect. According to 3 Sixty's public disclosure, it will seek to have the FFCTO revoked, and trading reinstated once all outstanding continuous disclosure documents have been filed.

Personal Bankruptcies

No member of the Proposed Board has, within the ten years before the Effective Date, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

No member of the Proposed Board has: (i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, other than penalties for late filing of insider reports; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of each of the members of the Proposed Board specified above as directors of the Company, to serve for a term that will expire upon the earlier of the next annual meeting of Shareholders or upon their successor being duly elected or appointed. If, prior to the Meeting, any vacancies occur in the proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by Management and FOR each of the remaining proposed nominees.

5. Approval of Omnibus Plan

On April 19, 2022, the directors of the Company approved the 2022 equity incentive plan of the Company (the "Omnibus Plan") to be effective upon disinterested Shareholder approval at the Meeting, or any adjournment or postponement thereof (the "Effective Date"), pursuant to which it is able to issue share-based long-term incentives. The Omnibus Plan is intended to replace the Stock Option Plan and RSU Plan. As at the date hereof, there are 1,989,332 Common Shares reserved for issuance pursuant to Options issued under the Stock Option Plan (the "Predecessor Options") and there are 149,643 Common Shares reserved for issuance pursuant to RSUs issued under the RSU Plan (the "Predecessor RSUs"). If disinterested Shareholders approve the Omnibus Plan, it will become effective on the Effective Date and no further awards will be granted under the Predecessor Plans.

All directors, officers, employees, management company employees and consultants of the Company and/or its affiliates ("Participants") are eligible to receive Awards (as defined below) under the Omnibus Plan, subject to the terms of the Omnibus Plan. Awards include Options, stock appreciation rights ("Stock Appreciation Rights"), restricted share awards ("Restricted Share Awards"), RSUs, performance shares ("Performance Shares"), performance units ("Performance Units"), cash-based awards ("Cash-Based Awards") and other share-based awards (collectively, the "Awards"), under the Omnibus Plan. A copy of the Omnibus Plan is attached as Schedule "F" to this Circular.

The Company's current compensation program, described elsewhere in this Circular (see Statement of Executive Compensation) provides total compensation for employees in various roles that is comprised of base salary (fixed cash amount), short-term performance incentives (variable cash bonuses) and lastly, long-term "at risk" equity-based incentives (Options, RSUs and DSUs (defined below)) that align employees' interests with those of Shareholders. The use of equity-based compensation as part of a competitive total compensation package for employees in certain roles also allows the Company to offer lower base salaries, thereby lowering its fixed cash compensation costs. With a view to extending the cash resources that the Company has available, it is important for the Company to be prudent in the management of its fixed cash expenses across all areas of operations, including in the area of employee compensation.

Purpose of the Omnibus Plan

The Omnibus Plan serves several purposes for the Company. One purpose is to advance the interests of the Company by developing the interests of Participants in the growth and development of the Company by providing such persons with the opportunity to acquire a proprietary interest in the Company. All Participants are considered eligible to be selected to receive an Award under the Omnibus Plan. Another purpose is to attract and retain key talent and valuable personnel, who are necessary to the Company's success and reputation, with a competitive compensation mechanism. Finally, the Omnibus Plan will align the interests of Participants with those of Shareholders by devising a compensation mechanism which encourages the prudent maximization of distributions to Shareholders and long-term growth.

With Shareholder approval of the Omnibus Plan, the main components of the Company's compensation program will be as follows: (i) base salary (fixed cash amount), (ii) short-term performance incentives (variable cash bonuses), and

(iii) a broad range of long-term "at risk" equity-based incentives under the Omnibus Plan.

The Omnibus Plan is administered by the Board or, if applicable, a committee of the Board.

Omnibus Plan Maximum and Limits

If the Shareholders approve the Omnibus Plan, no future awards or grants will be made under the Predecessor Plans, and the Common Shares that have not been settled or awarded under those plans on the Effective Date shall be available for Awards and issuance under the Omnibus Plan.

For greater certainty, the maximum number of Common Shares available and reserved for issuance, at any time, under the Omnibus Plan, together with any other security-based compensation arrangements adopted by the Company, including the Predecessor Plans, shall not exceed 20% of the issued and outstanding Common Shares on the Effective Date. As of the date of this Circular, such 20% amount is 12,204,468 Common Shares, and in the event all of the convertible securities of the Company are exercised/converted after the date hereof and on or before the Effective Date, such 20% amount could be a maximum of 14,074,830 Common Shares.

As of the date of this Circular, there were an aggregate of 5,871,224 Common Shares (4,112,901 Options and 1,758,323 RSUs) authorized for issuance, but unissued, under the Predecessor Plans which will be available for the future grant of awards under the Omnibus Plan. Common Shares underlying outstanding Awards that for any reason expire or are terminated, forfeited or cancelled shall again be available for issuance under the Omnibus Plan. Also, any Common Shares forfeited, cancelled or otherwise not issued for any reason under the Predecessor Options and/or Predecessor RSUs pursuant to the Stock Option Plan and RSU Plan, respectively, shall be available for grants under the Omnibus Plan. Any Predecessor Options and/or Predecessor RSUs outstanding under the Predecessor Plans shall remain subject to the terms of those awards and the Stock Option Plan and RSU Plan, respectively.

Awards that by their terms are to be settled solely in cash shall not be counted against the maximum number of Common Shares available for the issuance of Awards under the Omnibus Plan.

No Awards, other than Options, may vest before the date that is one year following the date it is granted or issued, although the vesting required of any such Awards may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Omnibus Plan in connection with a Change in Control (as such term is defined in the Omnibus Plan), take-over bid, reverse takeover or other similar transaction.

The aggregate number of Options which may be granted to any one Participant that is a consultant of the Company in any 12 month period must not exceed 2% of the issued Common Shares of the Company calculated at the first such grant date. In addition, the aggregate number of Options granted to all persons retained to provide investor relations activities must not exceed 2% of the issued Common Shares of the Company in any 12 month period calculated at the first such grant date (and including any Participant that performs investor relations activities and/or whose role or duties primarily consist of investor relations activities) and any such Options granted to any person retained to provide investor relations activities must vest in a period of not less than 12 months from the date of grant of the Award and with no more than 25% of the Options vesting in any three month period notwithstanding any other provision of the Omnibus Plan. The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to Insiders (as defined herein), as a group, must not exceed 10% of the issued and outstanding Common Shares at any point in time, unless the Company has obtained the requisite disinterested shareholder approval. The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to Insiders, as a group, must not exceed 10% of the issued and outstanding Common Shares, calculated as at the date any Award is granted or issued to any Insider, unless the Company has obtained the requisite disinterested shareholder approval. The maximum aggregate number of Common Shares issuable pursuant to Awards granted to any one Participant in any 12 month period must not exceed 5% of the issued and outstanding Common Shares, calculated on the date the Award is granted or issued to the Participant, unless the Company has obtained the requisite disinterested shareholder approval. Participants who provide investor relations activities may not receive any Awards other than Options.

Cessation of Service and Transferability

The Board may provide the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant ceases to provide service to the Company or any affiliate prior to the end of a performance period or exercise or settlement of such Award. Any Awards granted must expire within a reasonable period, not exceeding 12 months, following the date a Participant ceases to be an eligible Participant under the Omnibus Plan.

Subject to limited exceptions in the Omnibus Plan for certain Awards, an Award may be assignable or transferable by a Participant only by will or by the laws of descent and distribution following the death of the Participant.

Adjustments and Change in Control

In the event of any stock dividend or extraordinary cash dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, appropriate adjustments shall be made in the number and class of Common Shares subject to the Omnibus Plan and to any outstanding Awards, and in the exercise price per share of any outstanding Awards.

In the event of a Change in Control, the surviving, continuing, successor or purchasing entity or its parent may, without the consent of any Participant, either assume or continue outstanding awards or substitute substantially equivalent awards for its shares. If so determined by the Board, share-based Awards will be deemed assumed if, for each share subject to the award prior to the Change in Control, its holder is given the right to receive the same amount of consideration that a Shareholder would receive as a result of the Change in Control. Any awards that are not assumed or continued in connection with a Change in Control or exercised or settled prior to the Change in Control will terminate effective as of the time of the Change in Control.

The Board may provide for the acceleration of vesting or settlement of any or all outstanding awards upon such terms and to such extent as it determines. The vesting of all awards held by non-employee directors will be accelerated in full upon a Change in Control.

The Omnibus Plan also authorizes the Board in its discretion and without the consent of any Participant, to cancel each or any award denominated in shares upon a Change in Control in exchange for a payment to the Participant with respect to each vested share (and each unvested share if so determined) subject to the cancelled award of an amount equal to the excess of the consideration to be paid per common share in the Change in Control transaction over the exercise or purchase price per share, if any, under the award.

The Board may provide for the acceleration of vesting or settlement of any or all outstanding awards in connection with a Change in Control upon such conditions, including termination of the Participant's service prior to, upon, or following the Change in Control, and to such extent as the Board.

Amendment Provision

The Board may amend, suspend or terminate the Omnibus Plan at any time. However, without the approval of the Shareholders, there shall be (a) no increase in the maximum aggregate number of Common Shares that may be issued under the Omnibus Plan, subject to certain exceptions as set out in the Omnibus Plan; (b) no change in the class of persons eligible to receive Awards; (c) no change in the limits on the amount of Awards that may be granted to any one person or any category of Participant; (d) no change in the method of determining the exercise price of Options; (e) no change in the maximum term of Options; (f) no change in the expiry and termination provisions applicable to Options; and (g) no other amendment of the Omnibus Plan that would require approval of the Shareholders under any applicable law, including the rules of any stock exchange or quotation system upon which the Common Shares may then be listed or quoted. In addition, without the approval of the disinterested Shareholders, (a) the exercise price of an Option shall not be reduced and (b) the term of an Option held by an insider at the time of the proposed amendment shall not be extended. Notwithstanding the foregoing, the following types of amendments will not be subject to Shareholder approval: (a) amendments to fix typographical errors and of a "housekeeping" nature; (b) amendments to clarify existing provisions of the Omnibus Plan that do not have the effect of altering the scope, nature and intent of such provisions; (c) a change or amendment required by the TSXV; and (d) amendments to correct any defect, supply any omission or reconcile any inconsistency in the Omnibus Plan or any agreement in respect of an Award and to make all other determinations and take such other actions with respect to the Omnibus Plan or any agreement in respect of an Award as the Board may deem advisable to ensure compliance with Applicable Law. No amendment, suspension or termination of the Omnibus Plan shall affect any then outstanding Award unless expressly provided by the Board. Except as provided by the next sentence, no amendment, suspension or termination of the Omnibus Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Omnibus Plan or any Award agreement to the contrary, the Board may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award agreement to any present or future applicable law.

Dividends

Any dividends or dividend equivalents payable in connection with a full value award will be subject to the same restrictions as the underlying award and will not be paid until and unless such award vests. Participants holding Restricted Share Awards will have the right to vote the Common Shares and to receive any dividends or other distributions paid in cash or Common Shares, subject to the same vesting conditions as the original Award. Participants have no rights to receive cash dividends with respect to RSUs until Common Shares are issued in settlement of such Awards. However, the Board may grant RSUs that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional RSUs whose value is equal to any cash dividends the Company pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original Award. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award.

Options

The Omnibus Plan will replace the Stock Option Plan. Once the Omnibus Plan is approved, no further Options will be granted under the Stock Option Plan and all outstanding Predecessor Options will continue to be governed by the Stock Option Plan, while new Options to be granted will be governed by the Omnibus Plan.

The exercise price for each Option shall be established in the discretion of the Board; provided, however, that the exercise price per share shall be not less than the Fair Market Value (as defined in the Omnibus Plan) of a Common Share on the effective date of grant of the Option. With the approval of the Board, a Participant may elect to exercise an Option, in whole or in part, on a 'cashless exercise' ("Cashless Exercise") basis or a 'net exercise' ("Net Exercise") basis. In connection with a Cashless Exercise of Options, a brokerage firm will loan money to a Participant to purchase Common Shares underlying the Options and will sell a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the Participant and the Participant retains the balance of the Common Shares. In connection with a Net Exercise of Options, a Participant would receive Common Shares equal in value to the difference between the Option price and the fair market value of the Common Shares on the date of exercise, computed in accordance with the Omnibus Plan.

The term of each Option shall be fixed by the Board but shall not exceed 10 years from the date of grant thereof, subject to certain limited exceptions.

Unless the Board decides otherwise, Options granted under Omnibus Plan will expire at the earliest of: (i) the expiry date; (ii) one year after termination due to disability of the Participant or after the Participant's death; (iii) in the case of a termination for cause, immediately upon such termination of service or act; and (v) 90 days after termination without cause or termination for any other reason.

Stock Appreciation Rights

The Board may grant Stock Appreciation Rights either in tandem with a related Option (a "Tandem SAR") or independently of any option (a "Freestanding SAR"). A Tandem SAR requires the Option holder to elect between the exercise of the underlying option for Common Shares or the surrender of the Option and the exercise of the related Stock Appreciation Right. A Tandem SAR is exercisable only at the time and only to the extent that the related Option is exercisable, while a Freestanding SAR is exercisable at such times or upon such events and subject to such terms, conditions, performance criteria or restrictions as specified by the Board. The exercise price for each Stock Appreciation Right shall be established in the discretion of the Board; provided, however, that the exercise price per share subject to a Tandem SAR shall be the exercise price per share under the related Option, and the exercise price per share subject to a Freestanding SAR shall be not less than the Fair Market Value of a Common Share on the effective date of grant of the Stock Appreciation Right.

Upon the exercise of any Stock Appreciation Right, the Participant is entitled to receive an amount equal to the excess of the fair market value of the underlying Common Shares as to which the right is exercised over the aggregate exercise price for such shares. Payment of this amount upon the exercise of a Tandem SAR may be made only in Common Shares whose fair market value on the exercise date equals the payment amount. At the Board's discretion, payment of this amount upon the exercise of a Freestanding SAR may be made in cash or Common Shares. The maximum term of any Stock Appreciation Right granted under the Omnibus Plan is ten years.

Stock Appreciation Rights are generally non-transferable by the Participant other than by will or by the laws of descent and distribution and are generally exercisable during the Participant's lifetime only by the participant. Other terms of Stock Appreciation Rights are generally similar to the terms of comparable Options.

Other Stock-Based Awards

Under the Omnibus Plan, the Board may grant other stock-based Awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise related to, Common Shares, as deemed by the Board to be consistent with the purposes of the Omnibus Plan and the goals of the Company, including, without limitation, RSUs, Stock Appreciation Rights, and phantom awards.

Certain other stock-based Awards may be settled in Common Shares, cash or a combination thereof.

Performance Shares and/or Performance Units (each, a "Performance Award") may be granted by the Board in its sole discretion awarding cash or Common Shares (including restricted stock) or a combination thereof based upon the achievement of goals as determined by the Board. Types of other stock-based Awards or Performance Awards include, without limitation, purchase rights, phantom stock, Stock Appreciation Rights, RSUs (which, for clarity, may not be settled in cash), performance units, restricted stock or Common Shares subject to performance goals, Common Shares awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures related to Common Shares, other rights convertible into Common Shares, Awards valued by reference to the value of Common Shares or the performance of the Company or a specified subsidiary, affiliate division or department, Awards based upon performance goals established by the Board and settlement in cancellation of rights of any person with a vested interest in any other plan, fund, program or arrangement that is or was sponsored, maintained or participated in by the Company or any subsidiary.

In its discretion, the Board may specify such criteria, periods or performance goals for vesting in the foregoing stock- based Awards or Performance Awards and/or payment thereof to Participants as it shall determine; and the extent to which such criteria, periods or goals have been met shall be determined by the Board. All terms and conditions of such stock-based Awards and Performance Awards shall be determined by the Board and set forth in the applicable Award agreement.

Restricted Share Awards

The Omnibus Plan, if approved, will provide the Board with additional equity-based compensation alternatives in the form of Restricted Share Awards. The Board may grant restricted share awards under the Omnibus Plan either in the form of a restricted share purchase right, giving a participant an immediate right to purchase Common Shares, or in the form of a restricted share bonus, in which Common Shares are issued in consideration for services to the Company rendered by the Participant. The Board determines the purchase price payable under Restricted Share Awards, which may be less than the then current Fair Market Value of the Common Shares. Restricted Share Awards may be subject to vesting conditions based on such service or performance criteria as the Board specifies, including the attainment of one or more performance goals. Common Shares acquired pursuant to a Restricted Share Award may not be transferred by the participant until vested. Unless otherwise provided by the Board, a Participant will forfeit any restricted shares as to which the vesting restrictions have not lapsed prior to the Participant's termination of service. Participants holding restricted shares will have the right to vote the shares and to receive any dividends or other distributions paid in cash or shares, subject to the same vesting conditions as the original Award.

RSUs

The Omnibus Plan will replace the RSU Plan. Once the Omnibus Plan is approved, no further RSUs will be granted under the RSU Plan and all outstanding Predecessor RSUs will continue to be governed by the RSU Plan, while new RSUs to be granted will be governed by the Omnibus Plan. RSUs represent rights to receive Common Shares on a future date determined in accordance with the Participant's award agreement. No monetary payment is required for receipt of RSUs or the Common Shares issued in settlement of the award, the consideration for which is furnished in the form of the Participant's services to the Company. The Board may grant RSU awards subject to the attainment of one or more performance goals similar to those described below in connection with Performance Awards, or may make the awards subject to vesting conditions similar to those applicable to restricted share awards. RSUs may not be transferred by the Participant. Unless otherwise provided by the Board, a Participant will forfeit any RSUs which have not vested prior to the Participant's termination of service. Participants have no voting rights or rights to receive cash dividends with respect to RSU awards until Common Shares are issued in settlement of such awards. However, the Board may grant RSUs that entitle their holders to dividend equivalent rights, which are rights to receive cash or additional RSUs whose value is equal to any cash dividends the Company pays. Dividend equivalent rights will be subject to the same vesting conditions and settlement terms as the original award.

Performance Awards

The Board may grant Performance Awards subject to such conditions and the attainment of such performance goals over such periods as the Board determines in writing and sets forth in a written agreement between the Company and Participant. These awards may be designated as Performance Shares or Performance Units, which consist of unfunded bookkeeping entries generally having initial values equal to the Fair Market Value determined on the grant date of a Common Shares in the case of Performance Shares and a monetary value established by the Board at the time of grant in the case of Performance Units. Performance Awards will specify a predetermined amount of Performance Shares or Performance Units that may be earned by the Participant to the extent that one or more performance goals are attained within a predetermined performance period. To the extent earned, Performance Awards may be settled in cash, Common Shares (including restricted shares that are subject to additional vesting) or any combination of these. Performance Awards granted to a Participant who is a resident of Canada for the purposes of the Income Tax Act (Canada) must be settled no later than the end of the third calendar year following the year in which the Participant rendered services resulting in the vesting of such Performance Award.

Performance goals will be based on the attainment of specified target levels with respect to one or more measures of business or financial performance of the Company and each subsidiary corporation consolidated with the Company for financial reporting purposes, or such division or business unit of the Company as may be selected by the Board.

The Board, in its discretion, may base performance goals on one or more of the following such measures (or any other metric or goals the Board may determine): revenue; sales; expenses; operating income; gross margin; operating margin; earnings before any one or more of: share-based compensation expense, interest, taxes, depreciation and amortization; pre-tax profit; adjusted pre-tax profit; net operating income; net income; economic value added; free cash flow; operating cash flow; balance of cash, cash equivalents and marketable securities; share price; earnings per share; return on shareholder equity; return on capital; return on assets; return on investment; total shareholder return, employee satisfaction; employee retention; market share; customer satisfaction; product development; research and development expense; completion of an identified special project, completion of a joint venture or other corporate transaction, and personal performance objectives established for an individual Participant or group of Participants.

The target levels with respect to these performance measures may be expressed on an absolute basis or relative to an index, budget or other standard specified by the Board. The degree of attainment of performance measures will be calculated in accordance with the Company's financial statements, generally accepted accounting principles, if applicable, or other methodology established by the Board, but prior to the accrual or payment of any Performance Award for the same performance period, and, according to criteria established by the Board, excluding the effect (whether positive or negative) of changes in accounting standards or any unusual or infrequently occurring event or transaction occurring after the establishment of the performance goals applicable to a Performance Award.

Following completion of the applicable performance period, the Board will determine the extent to which the applicable performance goals have been attained and the resulting value to be paid to the Participant. The Board may make positive or negative adjustments to Performance Award payments to reflect an individual's job performance or other factors determined by the Board. In its discretion, the Board may provide for a Participant awarded Performance Shares to receive dividend equivalent rights with respect to cash dividends paid on the Common Shares to the extent that the Performance Shares become vested. The Board may provide for Performance Award payments in lump sums or installments.

Unless otherwise provided by the Board, if a Participant's service terminates due to the Participant's death or disability prior to completion of the applicable performance period, the final award value will be determined at the end of the performance period on the basis of the performance goals attained during the entire performance period but will be prorated for the number of days of the Participant's service during the performance period. The Board may provide similar treatment for a Participant whose service is involuntarily terminated. If a Participant's service terminates prior to completion of the applicable performance period for any other reason, the Omnibus Plan provides that the Performance Award will be forfeited. No Performance Award may be sold or transferred other than by will or the laws of descent and distribution prior to the end of the applicable performance period.

Cash-Based Awards and Other Share-Based Awards

The Board may grant Cash-Based Awards or other share-based Awards in such amounts and subject to such terms and conditions as the Board determines. Cash-Based Awards will specify a monetary payment or range of payments, while other share-based Awards will specify a number of shares or units based on shares or other equity-related Awards. Such Awards may be subject to vesting conditions based on continued performance of service or subject to the attainment of one or more performance goals similar to those described above in connection with performance awards. Settlement of Awards may be in cash or Common Shares, as determined by the Board. A Participant will have no voting rights with respect to any such Award unless and until shares are issued pursuant to the Award. The Board may grant dividend equivalent rights with respect to other share-based Awards that will be subject to the same vesting conditions and settlement terms as the original Award. The effect on such Awards of the Participant's termination of service will be determined by the Board and set forth in the Participant's Award agreement.

Shareholder Approval

The Omnibus Plan is authorized by the Board to be effective the date of the Meeting, or any adjournment or postponement thereof, subject to the approval of disinterested Shareholders at the Meeting. The Omnibus Plan will continue until the earlier of termination by the Board or 10 years from the Effective Date.

In accordance with the policies of the TSXV, the approval of the Omnibus Plan will require disinterested Shareholder approval, being the approval of a majority of the votes cast by Shareholders at the Meeting excluding Insiders and their Associates. An "Insider" includes all directors and senior officers of the Company and its subsidiaries and any person who beneficially owns or controls, directly or indirectly, more than 10% of the issued and outstanding Common Shares; and "Associates" includes an individual's spouse, children and any relative who lives in the same residence as such person. As of the date of this Circular, "Insiders" and "Associates" thereof hold an aggregate of 6,855,906 Common Shares, representing 11.24% of the issued and outstanding Common Shares, which shares will be excluded for the purposes of determining whether the Omnibus Plan is approved.

As of the date of this Circular, there were an aggregate of 5,871,224 Common Shares (4,112,901 Options and 1,758,323 RSUs) authorized for issuance, but unissued, under the Predecessor Plans which will be available for the future grant of awards under the Omnibus Plan. No other Common Shares are subject to any other security-based compensation arrangements. If the Omnibus Plan is approved at the Meeting, a number of Common Shares will be reserved for issuance under the Omnibus Plan which, together with the Common Shares underlying the outstanding and unexercised Options and RSUs currently outstanding, represents 20% of the total issued and outstanding Common Shares as of the Effective Date. As of the date of this Circular, such 20% amount is 12,204,468 Common Shares, which amount will be adjusted following the Meeting to reflect 20% of the issued and outstanding Common Shares on the Effective Date. In the event all of the convertible securities of the Company are exercised/converted after the date hereof and on or before the Effective Date, such 20% amount could be a maximum of 14,074,830 Common Shares.

The Omnibus Plan is subject to approval by the TSXV and approval by the disinterested Shareholders.

Accordingly, at the Meeting, disinterested Shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

"BE IT RESOLVED THAT, AS AN ORDINARY RESOLUTION:

1. the 2022 fixed 20% equity incentive omnibus plan of the Company (the "Omnibus Plan"), substantially in the form attached at Schedule "F" to the information circular of the Company dated April 19, 2022, be and the same is hereby ratified, confirmed and approved as the compensation plan of the Company;

2. the form of the Omnibus Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the shareholders of the Company;

3. the shareholders of the Company hereby expressly authorize the board of directors of the Company, in its discretion, to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

4. any one (or more) director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution."

In order to be passed, the above ordinary resolution must be approved by a majority of the aggregate votes cast by the disinterested holders of Common Shares at the Meeting. Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form in favour of the approval of the Omnibus Plan. The directors of the Company recommend that disinterested Shareholders vote in favour of the approval of the Omnibus Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

6. Approval of Bonus Shares

On January 25, 2021, the Company entered into a definitive agreement and plan of merger (the "Smoke Cartel Acquisition Agreement") with Smoke Cartel Inc. ("Smoke Cartel"). Pursuant to the Smoke Cartel Acquisition Agreement, the Company agreed to acquire all of the issued and outstanding shares of Smoke Cartel (the "SC Shares") and enter into certain employment and consulting agreements, as outlined below. The acquisition was completed on March 24, 2021.

In connection with the Smoke Cartel acquisition, the Company appointed Sean Geng, founder and Chief Technology Officer of Smoke Cartel, as Chief Technology Officer of the Company to oversee all information technology and e- commerce initiatives for the Company globally. Mr. Geng subsequently resigned from his position with the Company on March 24, 2022. In addition, certain former employees and consultants of Smoke Cartel entered into employment and consultant agreements with the Company, as amended (collectively, the "Agreements"). Pursuant to the terms of the Agreements, upon Smoke Cartel reaching certain milestones, including Smoke Cartel achieving gross revenues of at least US$12,000,000, the employees and consultants would be entitled to an earn-out in the aggregate sum of US$2,000,000 (the "Earn-Out") to be satisfied through the issuance of Common Shares calculated according to the greater of: (i) 10 day volume weighted average price of the Common Shares on the Nasdaq exchange ending three days prior to the payment date; (ii) the Discounted Market Price (as such term is defined in the TSXV policies) as of the date of the announcement of the Earn-Out payment and (iii) US$4.00 per Common Share (collectively, the "Bonus Shares"). Each employee and consultant is arm's length to the Company.

As the US$12,000,000 milestone was achieved, the Company is required to issue the Bonus Shares pursuant to the terms of the Agreements.

The Bonus Shares are being paid to each employee and consultant on account of services provided by them to Smoke Cartel over its history and in connection with the terms of the Agreements. Accordingly, the Company is seeking approval of the issuance of the Bonus Shares by disinterested Shareholders.

No new "Insider" or "Control Person" (as such terms are defined in the TSXV policies) will be created as a result of the Bonus Share issuance.

Please refer to note 5 of the Financial Statements under the Company's SEDAR profile at www.sedar.com for more information.

The Bonus Shares Resolution

At the Meeting, disinterested Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve the issuance of the Bonus Shares pursuant to the terms of the Agreements (the "Bonus Shares Resolution"). The text of the Bonus Shares Resolution will be substantially as follows:

"BE IT RESOLVED THAT, AS AN ORDINARY RESOLUTION:

1. the employment and consultant agreements between the Company and each employee and consultant of Smoke Cartel Inc. dated March 24, 2021 (collectively, the "Agreement"), be and are hereby approved;

2. the issuance of the earn-out payment in the aggregate amount of US$2,000,000 pursuant to the terms of the Agreements to be satisfied by such number of common shares of the Company ("Common Shares") as is required to satisfy obligations of the Company arising from the earn-out payment owed pursuant to the Agreements is hereby approved;

3. the Company be and it is hereby authorized to take all such further actions, to execute and deliver all agreements, instruments and documents relating to, contemplated by, necessary or desirable in connection with the issuance of Common Shares for services described in the foregoing resolutions (all such other agreements, instruments and documents are hereinafter collectively referred to as the "Other Documents"), in the name and on behalf of the Company and under its corporate seal or otherwise and to pay all such fees and expenses contemplated by the issuance of Common Shares for services and the Other Documents or which shall be incurred in connection therewith or which are otherwise necessary, proper or advisable in connection therewith; and

4. any officer or director of the Company (the "Authorized Officer") be and is hereby authorized to execute and deliver the Other Documents in the name and on behalf of the Company and under its corporate seal or otherwise, on such terms and conditions and in such form deemed necessary or desirable and approved by such Authorized Officer with such changes and modifications thereto as such Authorized Officer may in his or her discretion approve, which approval shall be conclusively evidenced by the execution of the Other Documents by such Authorized Officer."

In order to become effective, the Bonus Shares Resolution must be approved by a simple majority of the votes cast in person or by proxy, at the Meeting, of disinterested shareholders, being all of the Shareholders except those party to an Agreement. As of the date hereof, the Company has advised that a total of 636,050 Common Shares will be excluded from voting on the Bonus Shares Resolution.

The Board unanimously recommends that the shareholders vote FOR the Bonus Shares Resolution. It is intended that the Common Shares represented by proxies in favour of Management nominees will be voted in favour of the Bonus Shares Resolution in the absence of direction to the contrary from the Shareholder appointing them. An affirmative vote of a majority of the votes cast by disinterested Shareholders at the Meeting is sufficient for approval of the Bonus Shares Resolution.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting. If any other business properly comes before the Meeting, it is the intention of the persons named in the form of proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

INDICATION OF OFFICER AND DIRECTORS

All of the directors and executive officers of the Company have indicated that they intend to vote their Common Shares in favour of each of the above resolutions. In addition, unless authority to do so is indicated otherwise, the persons named in the enclosed form of proxy intend to vote the Common Shares represented by such proxies in favour of each of the above resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Unit 112, 11127 - 15 Street N.E., Calgary, Alberta, T3K 2M4, Attention: Chief Executive Officer, to request copies without charge of the Financial Statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for the fiscal year ended October 31, 2021, which is filed on SEDAR.

OTHER MATTERS

Management is not aware of any other matter to come before the Meeting other than as set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The contents of this Information Circular and its distribution to Shareholders have been approved by the Board.

DATED at Calgary, Alberta, April 19, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ "Harkirat (Raj) Grover"

Harkirat (Raj) Grover
President, Chief Executive Officer and Director

SCHEDULE "A"
CORPORATE GOVERNANCE GUIDELINES

Capitalized terms used in this Schedule "A" but not otherwise defined herein shall have the meanings ascribed thereto in the Information Circular to which this Schedule "A" is appended.

Corporate Governance

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders and takes into account the role of the individual members of Management who are appointed by the Board and who are charged with the day-to-day management of the Company. National Policy 58-201 - Corporate Governance Guidelines ("NP 58-201") establishes corporate governance guidelines which apply to all public companies. These guidelines are not intended to be prescriptive but to be used by issuers in developing their own corporate governance practices. The Board is committed to sound corporate governance practices, which are both in the interest of the Shareholders and contribute to effective and efficient decision making.

Pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101"), the Company is required to disclose its corporate governance practices, as summarized below. The Board will continue to monitor such practices on an ongoing basis and, when necessary, implement such additional practices as it deems appropriate.

Board of Directors

The Board is currently composed of five directors:

1. Harkirat (Raj) Grover;

2. Christian Sinclair;

3. Nitin Kaushal;

4. Arthur Kwan; and

5. Andrea Elliott.

NI 58-201 suggests that the board of directors of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors, within the meaning set out under National Instrument 52-110 - Audit Committees ("NI 52-110"), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the company. "Material relationship" is defined as a relationship which could, in the view of a company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment. In assessing NI 58-101 and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

Of the current directors, Harkirat (Raj) Grover is the President and CEO of the Company and is therefore not considered to be "independent". The remaining directors, Christian Sinclair, Nitin Kaushal, Arthur Kwan and Andrea Elliott are considered to be independent directors since they are independent of Management and free from any material relationship with the Company.

The Board has a majority of independent directors, and takes the following additional steps to facilitate its independence:

1. The Company established the Compensation Committee, which is made up of all independent directors;

2. The Compensation Committee sets Management compensation; and

3. On operational matters of the Company involving the performance of its CEO, the Compensation Committee meets independently.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Directorships

The following directors currently serve on the board of directors of the reporting issuers (or equivalent) listed below, each of which are reporting issuers in one or more jurisdictions:

Name	Name of Other Reporting Issuer(s)
Harkirat (Raj) Grover	N/A
Christian Sinclair	N/A
Nitin Kaushal	Delta 9 Cannabis Inc. Flower One Holdings Inc FSD Pharma Inc. Viemed Healthcare Inc. PsyBio Therapeutics Inc. Delta Cleantech Inc
Arthur Kwan	Bow Lake Capital Corp. Reem Capital Corp. Friday's Dog Inc. Bow Lake Capital Corp.
Andrea Elliott	N/A

Board Meetings

The attendance for each director for Board meetings and committee meetings, since the beginning of the most recently completed financial year, is as follows:

Name	Board Meetings Attended	Audit Committee Meetings Attended	Nominating and Corporate Governance Committee Meetings Attended	Compensation Committee Meetings Attended
Harkirat (Raj) Grover	100%	NA	NA	NA
Nitin Kaushal(1)	100%	100%	NA	NA
Arthur Kwan(2)	100%	100%	100%	100%
Andrea Elliott(3)	100%	NA	100%	100%
Christian Sinclair(4)	100%	100%	100%	100%
Nader Ben Aissa(5)	100%	NA	NA	NA
Michael Cosic(6)	100%	NA	NA	NA
Binyomin Posen(7)	100%	NA	NA	NA

Notes:

1. Nitin Kaushal was elected as a member of the Board on October 16, 2018.

2. Arthur Kwan was elected as a member of the Board on August 24, 2018.

3. Andrea Elliott was elected as a member of the Board on January 4, 2021.

4. Christian Sinclair was elected as a member of the Board on November 18, 2020.

5. Nader Ben Aissa was elected as a member of the Board on August 24, 2018 and resigned from the Board on November 18, 2020.

6. Michael Cosic was elected as a member of the Board on November 18, 2020 and resigned from the Board on January 4, 2021.

7. Binyomin Posen was elected as a member of the Board on July 24, 2019 and resigned from the Board on November 18, 2020.

In addition to the meetings referenced above, there were numerous informal meetings between Management and the committees. The independent directors do not hold regularly scheduled meetings at which non-independent directors and members of Management are not present. However, the Board believes that appropriate structures and procedures are in place to ensure that it can function independently of Management and the Board periodically holds independent sessions at the end of Board meetings. Additionally, all committees of the Board are composed entirely of independent directors and hold meetings at which the independent directors discuss matters they deem relevant to the Company. Independent directors are also in frequent informal communication with one another.

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The Chairman of the Board is Harkirat (Raj) Grover, a non-independent director and executive officer of the Company. The Chairman focuses on promoting a culture of openness and debate among directors, helping to build and maintain constructive relationships between the independent and non-independent directors. When chairing Board meetings, the Chairman ensures that all views are heard and that the independent directors have an opportunity to challenge Management constructively.

Board Mandate

The Board has not developed a written mandate. The Board is satisfied that roles and responsibilities are delineated in a satisfactory matter, having regard to various considerations such as (but not limited to) the particular expertise of the directors, their respective availability and independence.

Position Descriptions

The Board has not developed written position descriptions for the chair of the Board and the chair of the Board's committees, however the chair of the committees are charged with the responsibility of administering the applicable committee mandates, each of which is can be obtained from the Company, upon request made to #112, 11127 15th Street NE, Calgary, AB T3K 2M4 Attention: Chief Financial Officer, free of charge to any Shareholder.

The CEO has entered into a written employment agreement, which delineates the role and expectations of such position.

Orientation and Continuing Education

New Board members receive an orientation package, which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company's facilities and are combined with tours and presentations by Management and employees to give the Board additional insight into the Company's business. In addition, Management makes itself available for discussion with all Board members.

The Company does not provide formal continuing education to the Board, though it is encouraged for all members. Management does provide regular reporting, both on the Company's operations and opportunities, as well industry trends and opportunities.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the "Code"). The Code is incorporated by reference into, and form an integral part of, this Information Circular. A copy of which is attached to this Circular as Schedule "D". The Company will, upon request made to #112, 11127 15th Street NE, Calgary, AB T3K 2M4 Attention: Chief Financial Officer, provide a copy of the Code free of charge to any Shareholder.

In accordance with the Code, the Board monitors ethical conduct of the Company and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Code also specifically addresses additional matters such as conflicts of interest, corporate opportunities, etc. In addition to the Code, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director's participation in decision of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of Management and in the best interests of the Company.

In accordance with applicable corporate laws, directors are obliged to disclose any potential conflicts in accordance with, and subject to such procedures and remedies, as applicable, under the Business Corporations Act (Alberta).

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The Board considers that the policies and procedures outlined above are sufficient to promote a culture of ethical business conduct. If ever in doubt, Management seeks guidance from the Board and/or outside advisors to ensure that such levels of conduct are adhered to.

Nomination of Directors

The Board has appointed a Nominating and Corporate Governance Committee, which is comprised entirely of independent directors, namely Arthur Kwan (Chair), Christian Sinclair and Andrea Elliott. The Nominating and Corporate Governance Committee fulfills the function of identifying new candidates for Board nomination. When the Board identifies the need to fill a position on the Board, the Board requests that current directors forward potential candidates for consideration.

The Nominating and Corporate Governance Committee is responsible for determining the qualification, skills and expertise required on the Board, as well as for the screening of potential candidates and the delivery of recommendations to the Board.

For a complete description of the Nominating and Corporate Governance Committee's responsibilities, powers and operations, please refer to the Nominating and Corporate Governance Committee Charter, a copy of which is attached to this Information Circular as Schedule "C".

Compensation

The Board has appointed a Compensation Committee, which is comprised entirely of independent directors, namely Andrea Elliott (Chair), Christian Sinclair and Arthur Kwan. The Compensation Committee reviews all Board and officer compensation and makes recommendations in respect thereof, which the Board then reviews in consideration of approval thereof.

The purpose of our Compensation Committee is to (i) make recommendations to the Board relating to evaluation and compensation of the Corporation's executives, (ii) oversee incentive, equity-based and other compensatory plans in which executive officers and key employees of the Company participate, (iii) review and participate in determining director compensation and (iv) prepare any report on executive compensation required by the rules and regulations of applicable securities regulatory authorities and stock exchanges.

For a complete description of the Compensation Committee's responsibilities, powers and operations, please refer to the Compensation Committee Charter, a copy of which is attached to this Information Circular as Schedule "E".

Other Board Committees

The Board has no standing committees other than the Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Assessments

The Nominating and Corporate Governance Committee is mandated to conduct an annual evaluation by the directors on the effectiveness of the Board and its committees and proposing any necessary modifications to the functioning and governance of the Board and committees that may result from such evaluation processes.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted director term limits. As the Company is a relatively junior company, continuity of Board members is considered a high priority at this stage of the Company's existence and development.

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Policies Regarding the Representation of Women on the Board

The Company has not adopted a written policy relating to the identification and nomination of women directors. Though the Board recognizes the importance of a reasonable degree of gender balance over the long term, at the present stage of the Company's existence and development, it is imperative that the directors of the Company be the best available individuals, irrespective of gender.

Consideration of the Representation of Women in the Director Identification and Selection Process

The Nominating and Corporate Governance Committee (in addition to the Board) considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, however the Nominating and Corporate Governance Committee's (and the Board's) priority at the present stage of the Company's existence and development is to seek out the best available candidates, irrespective of gender. It should be noted that one of the directors of the Company is a woman.

Consideration Given to the Representation of Women in Executive Officer Appointments

The Nominating and Corporate Governance Committee (in addition to the Board) does consider the level of representation of women in executive officer positions when making executive officer appointments, however the Nominating and Corporate Governance Committee's (and the Board's) priority at the present stage of the Company's existence and development is to seek out the best available candidates, irrespective of gender.

Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not adopted such targets to date, as the Company's priority at the present stage of the Company's existence and development is to seek out the best available candidates, irrespective of gender.

Number of Women on the Board and in Executive Officer Positions

The Company currently has one woman director, representing 20% of the Board.

None of the executive officer positions are women; However, Vice President and Legal Counsel, Senior Director, Human Resources and Senior Director of Strategic Operations are all positions held by women.

AUDIT COMMITTEE DISCLOSURE

Pursuant to NI 52-110, the Company is required to have an audit committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. NI 52-110 requires the Company, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

Audit Committee's Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company and for ensuring that Management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with Management to review the financial reporting process, unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements, and annual audited financial statements, together with other financial information of the Company for issuance to the Shareholders.

Pursuant to NI 52-110, the Audit Committee is required to have a charter. A copy of the Company's Audit Committee Charter is attached hereto as Schedule "B" to this Information Circular.

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Composition of the Audit Committee

The following are the members of the Audit Committee:

Name	Independence(1)	Financial Literacy(2)
Nitin Kaushal (Chair)	Independent	Financially literate
Arthur Kwan	Independent	Financially literate
Christian Sinclair	Independent	Financially literate

Notes:

1. Within the meaning of subsection 1.4 of NI 52-110.

2. Within the meaning of subsection 1.6 of NI 52-110.

Relevant Education and Experience

Nitin Kaushal, CPA, CA - Mr. Kaushal has served as a member of the Board since October 2018. Mr. Kaushal is the President of Anik Capital Corp. and has over 30 years of experience in the financial services industry. Recently, he retired from PricewaterhouseCoopers LLP (Canada), where he was a Managing Director in their Corporate Finance Practice.

Arthur Kwan, CFA, ICD.D - Mr. Kwan is the President and Chief Executive Officer of The Newly Institute, an interdisciplinary mental health clinical company. Previously, he was the President and Chief Executive Officer of CannaIncome Fund and was an investment banker with Scotia Capital, PI Financial, and Paradigm Capital. Mr. Kwan brings over 20 years of investment banking, capital markets, and leadership experience.

Christian Sinclair - Mr. Sinclair is a proud member of the Opaskwayak Cree Nation. He graduated from Margaret Barbour Collegiate Institute in 1988 and subsequently went on to serve in the Canadian military from 1988 to 1995, participating in tours of duty in Cyprus (1990 Recon) and Somalia (1992-93 Special Forces). In 2003, Mr. Sinclair was named as one of Canada's Top 40 under 40. He was the co-founder of the Manitoba Indigenous Summer Games and the General Manager for the 2002 North American Indigenous Games in Winnipeg. In 2016, Mr. Sinclair was elected as Onekanew (Chief) for the Opaskwayak Cree Nation. Since then, he has been appointed as one of the co- chairs of a task force created to lead the process of implementing the Government of Manitoba's Northern Economic Development Strategy and is presently working as an economic development consultant for First Nations major resource projects.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

Other than as disclosed below, at no time since the commencement of the Company's most recently completed fiscal year has the Company relied on an exemption from the provisions of NI 52-110.

Prior to the appointment of Christian Sinclair to the Board and the Company's listing on the NASDAQ, the Company relied on upon the exemption in Section 6.1 of NI 52-110, the exemption for venture issuers in relation to the requirement that every audit committee member be independent.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, but all such services will be subject to the prior approval of the Audit Committee.

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External Auditor Service Fees

Aggregate fees paid or payable to the auditor related to the fiscal periods indicated were as follows:

	Fiscal Year ended October 31, 2021	Fiscal Year ended October 31, 2020
Audit Fees	660,000	$507,522
Audit-related Fees(1)	75,000	$30,000
Tax Fees(2)(3)	Nil	$31,566
All Other Fees(4)	620,000	$7,490
Total	1,355,000	$576,578

Notes:

1. Consist of fees for professional services and expenses relating to the audit of the annual financial statements and review of our quarterly financial information. Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".

2. Consist of fees for professional services and expenses reasonably relating to the audit of the annual financial statements or review of our quarterly financial information and are not reported as "Audit Fees". Fees charged for tax compliance, tax advice and tax planning services.

3. Consist of fees for tax-related services related primarily to tax consulting and tax planning.

4. Fees for services other than disclosed in any other row, including fees related to the review of the MD&A.

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SCHEDULE "B"

AUDIT COMMITTEE CHARTER

1. PURPOSE

The Audit Committee (the "Committee") shall be established by resolution of the board of directors (the "Board") of High Tide Inc., a corporation existing under the laws of Alberta (the "Company").

The Committee is responsible for:

1. Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company's accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

a) Monitoring the integrity of the Company's financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others;

b) Reviewing the Company's compliance with certain legal and regulatory requirements;

c) Evaluating the independent auditors' qualifications and independence; and

d) Monitoring the performance of the Company's internal audit function and the Company's independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services.

2. Providing an open avenue of communication among the independent auditors, financial and senior management and the Board; and

3. Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company's financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company's independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

The Committee also oversees the activities of the internal audit function, including hiring and performance management in respect of the most senior internal audit executive, who maintains a direct reporting relationship with the Chair of the Committee ("Chair").

The Committee and each of its members shall be entitled to rely on:

1. The integrity of those persons and organizations within and outside of the Company from which it receives information;

2. The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board);

3. Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2. COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least three directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair. If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the 'independence' requirements of Section 10A-3 of the Securities Exchange Act of 1934, as amended, the National Association of Securities Dealers Automated Quotations ("NASDAQ") and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the NASDAQ, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators.

All members of the Committee must be able to read and understand financial statements, including a balance sheet, income statement and cash flow statement. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall, be an "audit committee financial expert" as defined by the Securities and Exchange Commission or otherwise have accounting or related financial management expertise as interpreted by the Board in its business judgment.

A Committee member invited to sit on another public company's audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member or chair of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors.

3. MEETINGS

The Committee shall meet as frequently as the Chair deems appropriate subject to the provisions of this Charter, which be at least quarterly. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A. Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair, any member of the Committee, the independent external auditors, the Chair of the Board, Chief Executive Officer ("CEO") or Chief Financial Officer ("CFO") may call a meeting of the Committee by notifying the Corporate Secretary, who will notify the members of the Committee.

B. Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. The Chair or Corporate Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C. Holding and Recording Meetings

Committee meetings may be held in person or telephonically or by video conference. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

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D. Quorum

A majority of the members of the Committee shall constitute a quorum.

E. Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the CFO or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4. COMPENSATION

The compensation of Committee members shall be determined by the Board and/or a subcommittee of the Board.

5. RESPONSIBILITIES OF THE COMMITTEE

A. System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company's books and records with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and sound business practices, as well as protecting the value of the Company's assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

System of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with IFRS; and full transparency and ongoing dialogue with the Board, management and external auditors.

B. Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors' audit and audit report thereon, and the annual management's discussion and analysis of financial condition and results of operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

1. Review the scope of the audit, the audit plan and audit procedures utilized;

2. Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management's response to such problems or difficulties;

3. Resolve any differences in financial reporting between management and the independent auditors;

4. Review with management, internal auditors, and independent auditors, the adequacy of the Company's internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls;

5. Review reports required to be submitted by the independent auditors concerning:

a) All critical accounting policies and practices used in the preparation of the Company's financial statements;

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b) All alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors; and

c) Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

6. Review and discuss:

a) The integrity of the annual audited financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors' independence;

b) Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies; and

c) Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

7. Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure; and

8. Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma" and "adjusted" or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C. Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly management's discussion and analysis of financial condition and results of operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors' review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

D. Other Financial Information

Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms and Form 40-F, annual reports to shareholders, management proxy circulars, material change disclosure and Form 6-K of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.

E. Oversight of Independent External Auditors

The Company's independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

1. Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors;

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2. Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non- audit services proposed to be performed by the independent auditors and the related fees for such;

3. Obtain confirmation and assurance as to the independent auditors' independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors' report to satisfy itself of their independence;

4. At least annually, obtain and review a report by the independent auditors describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

5. Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit;

6. Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors;

7. Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules; and

8. Assure regular rotation of the lead audit partner and consider whether rotation of the independent auditors is required to ensure independence.

F. Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee's discretion, the internal audit function or parts thereof may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The Head of Internal Audit (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The Head of Internal Audit or relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function's organizational structure and personnel.

In overseeing internal audit, the Committee will:

1. Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services;

2. Review, in consultation with management, the independent auditors and senior internal auditing executive, if any, the plan and scope of internal audit activities;

3. Review internal audit activities, budget and staffing; and

4. Review significant reports to management prepared by the internal auditing department and management's responses to such reports.

G. Disclosure Controls & Procedures ("DC&P") and Internal Controls over Financial Reporting ("ICFR")

1. Monitor and review the Company's disclosure policy and the mandate of its nominating and corporate governance committee (the "Nominating and Corporate Governance Committee"), on an annual basis;

2. Receive and review the quarterly report of the Nominating and Corporate Governance Committee on its activities for the quarter;

3. On a quarterly basis, review management's assessment of the design effectiveness of the Company's DC&P and ICFR including any significant control deficiencies identified and the related remediation plans;

4. Review management's assessment of the operating effectiveness of the Company's DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans;

5. Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company's ICFR and the related corrective and disciplinary actions to be taken;

6. Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis; and

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7. Review and discuss with the CEO and CFO the procedures undertaken in connection with the CEO and CFO's certifications for the annual and interim filings with the securities commissions.

H. Risk Assessment and Risk Management

The Committee shall discuss the Company's major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.

I. Ethical Standards

The Committee shall establish, maintain and oversee the Company's code of business conduct and ethics (the "Code"), a copy of which is attached hereto as Appendix I to Schedule "B". The Committee shall be responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Code and consider any waivers of the Code (other than waivers applicable to the directors or executive officers, which shall be subject to review by the Board as a whole).

J. Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K. Submission of Complaints

The Committee shall establish procedures for receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; the confidential, anonymous submission by directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and the investigation of such matters with appropriate follow-up actions.

L. Legal Compliance

On at least an annual basis, the Committee shall review with the Company's legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, licence or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M. Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee's authority and responsibilities.

N. Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

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6. COMMITTEE ADMINISTRATIVE MATTERS

A. Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B. Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C. Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D. Reports to Board

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E. Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

F. Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company's business, their responsibilities and the Company's financial reporting and accounting practices.

G. Review of This Charter

The Committee shall review and reassess annually the adequacy of this Charter and recommend any proposed changes to the Board.

H. Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

This Charter was approved by the Board on June 21, 2021.

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SCHEDULE "C"

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE CHARTER

1. PURPOSE

The Nominating and Corporate Governance Committee (the "Committee") shall assist the board of directors (the "Board") of High Tide Inc., a corporation existing under the laws of Alberta (the "Company"), in fulfilling its responsibilities relating to the director nomination process and the development and implementation of sound corporate governance practices.

2. COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least two directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair of the Committee (a "Chair"). If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

The Chair and each member of the Committee shall serve until his or her successor is duly appointed, or until his or her earlier death, resignation or removal by the Board.

At any time that the Company is neither a foreign private issuer (as such term is defined by the rules of the United States Securities and Exchange Commission) nor a "controlled company" (as such term is defined in the National Association of Securities Dealers Automated Quotations ("NASDAQ") listing rules), unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee will qualify as an "independent director" as defined by the NASDAQ listing standards then in effect and the National Instrument 52-110 - Audit Committees.

No independent member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors.

3. MEETINGS

The Committee shall hold regularly scheduled meetings and such special meetings as circumstances dictate. The Committee shall report regularly regarding the Committee's activities and actions to the Board.

A. Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. In setting the agenda for a meeting, the Chair shall encourage the Committee members, Chief Executive Officer ("CEO") and other executive officers, and other members of the Board to provide input in order to address emerging issues.

The Chair or Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting. The Chair or a majority of the members of the Committee may call a special meeting of the Committee at any time.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

B. Holding and Recording Meetings

Committee meetings may be held in person, video conference or telephonically. Action may be taken by the Committee upon the affirmative vote of a majority of the members. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

C. Action Without Meeting

Action may be taken by the Committee without a meeting if all of the members of the Committee indicate their approval thereof in writing.

D. Quorum

A majority of the members of the Committee shall constitute a quorum.

4. COMPENSATION

The compensation of Committee members shall be determined by the Board and/or a committee of the Board.

5. RESPONSIBILITIES AND POWERS OF THE COMMITTEE

Subject to the terms of any agreement between shareholders of the Company and Company, the Committee has direct responsibility and power to perform the following duties:

A. Director Nomination and Board Succession Planning

The Committee shall develop and recommend to the Board appropriate qualifications and criteria for the selection of Board and Committee members. When requested by the Board, the Committee shall consider and recommend for approval by the Board candidates qualified to be nominated for election as directors and to each of the Committees of the Board. For such purpose, the Committee shall develop a succession plan for the Board, including maintaining a list of qualified candidates.

In making its recommendations, the Committee should consider:

1. The competencies and skills that the Committee considers to be necessary for the Board to possess;

2. The competencies and skills that the Committee considers each existing Director possesses;

3. The competencies and skills each new nominee will bring to the boardroom;

4. The diversity of candidates (abilities, experience, perspective, education, gender, background, race and national origin); and

5. Whether each new nominee can devote sufficient time and resources to his or her duties as a Board member.

The Committee shall be responsible for assessing the independence of directors within the meaning of securities laws and stock exchange rules applicable to the Company and addressing any potential conflict of interest situations.

The Committee shall assist the Board with the review of the size and composition of the Board and its committees, with a view to facilitating effective decision-making.

B. Board Orientation and Education

The Committee shall assist in the orientation of newly elected or appointed directors, including in becoming acquainted with the nature and operation of the Company's business and its governance practices including an understanding of the role of the Board and its committees, as well as the contribution individual directors are expected to make (particularly with respect to the commitment of time and resources that the Company expects from its directors).

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The Committee shall also ensure that the Company provides continuing education opportunities for all members of the Board, so that directors maintain or enhance their skills and abilities as directors and that their knowledge and understanding of the Company's business remains current.

C. Board and Committee Evaluation

The Committee will develop appropriate qualifications and criteria for the Board as a whole and for individual directors. The Committee shall ensure that the Board and its committees are assessed on an annual basis regarding their effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, the Board Governance Practices and Mandate/Charters.

D. Corporate Governance

The Committee shall periodically review and make recommendations in respect of the Company's corporate governance principles and practices, associated disclosure and the Company's Code of Business Conduct and Ethics and other related corporate policies as recommended by the CEO and accepted by the Committee. The Committee shall for such purpose periodically review proposed, new or amended regulatory requirements or stock exchange rules relating to corporate governance as advised by the Head of the Legal Department.

The Committee shall assist the Board and the standing committees of the Board in reviewing the Mandate of the Board, the Charters of the standing committees and the position descriptions for the Chair of the Board and the Chair of each Board committee.

E. Strategic Planning

The Committee will regularly review the strategic plan and goals of the organization, along with ensuring that they are formally reviewed annually. The Committee will review and approve the overall strategic planning process and ensure that systems are in place for measuring and monitoring the plan.

F. Risk Assessment

Assessment of principle risks to the organization will be governed by the Committee, along with ensuring appropriate systems and steps are implemented to manage those risks.

G. Other Responsibilities

The Committee shall perform such other duties with respect to Board nominations, corporate governance and related matters as may be delegated from time to time by the Board or may be required by law or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6. COMMITTEE ADMINISTRATIVE MATTERS

A. Independent Advisers

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal and executive search firms or accounting and other advisors to carry out its responsibilities.

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B. Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

C. Reports to Board

The Committee shall report periodically to the Board regarding Committee matters and/or the meetings of the Committee with such recommendations to the Board as the Committee deems appropriate.

D. Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

E. Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of industry governance practices, disclosure requirements and the governance practices applicable to the Company.

New Committee members shall be provided with an orientation program to educate them on the Company's business, their responsibilities and the Company's governance practices.

F. Review of This Charter

The Committee shall review and assess annually the adequacy of this Charter and recommend any proposed changes to the Board for approval.

The procedures outlined in this Charter are meant to serve as guidelines, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

G. Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

This Charter was approved by the Board on June 21, 2021.

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SCHEDULE "D"

CODE OF BUSINESS CONDUCT AND ETHICS

1. PURPOSE

The purpose of this Code of Ethics (this "Code") is to communicate High Tide Inc.'s (the "Company") commitment to conducting business with integrity, honesty and respect, in compliance with applicable laws, regulations and policies, and in a manner that preserves the Company's reputation and deters unethical behavior and wrongdoing.

This Code provides an overview of requirements, standards and expectations as guidance in duties and dealings with, and when acting as a representative of, the Company. It is not intended to cover every issue that may arise and may be supplemented by other policies that may be adopted by the Company from time to time.

2. APPLICATION

This Code applies to all members of the board of directors (the "Board"), officers, employees, consultants, contractors and agents (collectively "Representatives") of the Company and its affiliates and subsidiaries worldwide. Adherence to this Code is a condition of employment with or providing services to the Company.

3. ETHICS AND INTEGRITY

A. Standards of Good Professional Ethics

All of the Company's business activities and affairs must be carried out ethically and honest. The Company expects all Representatives to conduct themselves with honesty and integrity and to avoid even the appearance of improper behavior. Anything less is unacceptable and may be treated as a serious breach of duty.

B. Good Ambassadorship

All Representatives are ambassadors of the Company, its subsidiaries, and brands. All Representatives shall represent the Company professionally, and act and communicate in a manner which upholds its good reputation and image at all times. This includes the use of social media and other forms of digital or other communications. As Representatives' actions are seen to reflect those of the Company, all actions must reflect the policies and standards of the Company.

C. Compliance with Laws, Code and Policies

All Representatives shall comply with the laws, rules and regulations of the jurisdictions where they carry out their duties and all jurisdictions where the Company conducts its business activities. All Representatives shall comply with this Code and all the Company's policies that apply to them.

D. Bribery

In the United States and Canada, and in many other countries, it is illegal and/or contrary to applicable ethical codes, to provide, offer or accept a kickback or bribe. A kickback or bribe may be defined as any money, fee, commission, credit, gift, gratuity, loan, reward, advantage, benefit, thing of value or compensation of any kind that is provided, directly or indirectly, and that has as one of its purposes, the improper obtaining or rewarding of favorable treatment in a business transaction. The Company's policy is that kickbacks and bribes are illegal and not allowed. Bribery, anti-kickback or similar laws could be applicable when a Representative receives or is offered payments, gifts or gratuities that might unduly influence the Company's business judgment or practices.

Representatives must comply with this Code and all the Company's policies that apply to them, and, if offered payments, gifts or other gratuities that might unduly influence the conduct of the Company's business, should seek guidance from the Corporate Secretary.

E. Vendors, Suppliers, Customers and other Third Parties

The Company is committed to treating all of its vendors, suppliers, customers and other third parties fairly, honestly and courteously. Representatives are to avoid unfair tactics and favoritism, and never take unfair advantage of any third party through manipulation, concealment, misrepresentation of material facts or any other unfair practice. Legally, the Company may be held liable for the actions of any third party acting on the Company's behalf, including agents, representatives, business partners or promoters, as if the Company had performed such actions. All agreements with vendors, suppliers, customers and third parties must be in writing and reviewed by their relevant executive officer and must specify the goods and services to be provided and the fees to be paid. Such agreements must be in line with reasonable competitive and market practices, the principles established in this Code and relevant corporate policies. Throughout the business relationship, Representatives must continuously and properly monitor such third parties to prevent misconduct.

F. Fair Competition

Antitrust laws are designed to protect competition in the United States and Canada. Generally speaking, the following types of topics, and any others that may limit competition, should never be discussed with a competitor (including a potential or prospective competitor): prices, pricing policy, discounts or rebates (including competitive bidding practices); costs, profits, or profit margins; terms or conditions of sale, including credit terms and return policies; division of markets, market territories, customers or sales territories; market share of any products; marketing, advertising or promotional plans; controlling, preventing or reducing the supply of any product; pricing or promotional practices of wholesalers, dealers, distributors or customers; classifying, rejecting, terminating or allocating customers; or any other non-public and/or competitively sensitive information about the Company or a competitor. Each Representative is responsible for making sure that his or her actions on behalf of the Company do not in any way violate or appear to violate antitrust laws or regulations. When in doubt, seek assistance from your relevant executive officer.

G. Fair Dealing

All business dealings undertaken on behalf of the Company, including with its security holders, customers, suppliers, competitors and employees, must be conducted in a manner that preserves the Company's integrity and reputation. The Company seeks to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information, or any other illegal or unfair practices in all activities undertaken by or on behalf of the Company.

H. Conflicts of Interest

Representatives shall act honestly and in good faith in discharging their duties with a view to the best interests of the Company. This means that Representatives are expected to put the interests of the Company before their own. Representatives shall avoid situations involving a conflict, or potential conflict, between their personal, family or business interests, and the interests of the Company and shall promptly disclose any such conflict, or potential conflict, to their relevant executive officer.

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I. Corporate Opportunities

Representatives are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using the Company property, information or position for personal gain. Representatives are also prohibited from competing with the Company, directly or indirectly, and owe a duty to the Company to advance the legitimate interests of the Company when the opportunity arises.

J. Gifts and Entertainment

Representatives shall perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgment. Generally, Representatives shall not give or accept any gift, favour, entertainment, special accommodation or other items of value, to or from any vendors, suppliers, potential candidates, potential or actual business partners or other third parties except in strict compliance with the Company's Anti-Bribery and Anti-Corruption Compliance guidance, this Code, and with applicable law. No one working for the Company shall accept financial compensation of any kind, nor any special discount, loan or favor, from persons, corporations or organizations having dealings or potential dealings with the Company.

K. Charitable and Political Activities

The Company values the culture of giving, of social engagement and of caring for others. The Company wants to foster good relations within the communities where it operates. Representatives are encouraged to participate in local activities that address the needs of the communities in which they live and work and to participate as a private citizen in government and the political process, using your own money and your own time. It should always be clear to outside observers that these are your personal actions and not actions taken on behalf of the Company. Make involvement in charitable or political activities is not prohibited by other Company policies or suggestive of anything improper, and do not use, without specific written authorization, any Company funds or resources to help or promote any charitable cause or political candidate or party.

4. SAFE, RESPECTFUL AND INCLUSIVE WORKPLACE

A. No Discrimination and Harassment

No discrimination, and harassment is accepted and providing a collegial working environment in which all individuals are treated with dignity and respect is mandatory. Every individual has the right to work in a professional atmosphere which promotes equal opportunities and prohibits discriminatory practices. Any discrimination or harassment, including but not limited to, the basis of age, color, creed, disability, ethnic origin, gender, marital status, national origin, political belief, race, religion, sexual orientation, gender identity, gender expression or any other characteristics protected by law, is strictly prohibited.

B. Workplace Safety

The Company is committed to providing a safe and healthy work environment that complies with all relevant laws and regulations. Workplace violence is not tolerated. Any misuse of alcohol or legal drugs (prescribed or un- prescribed), or the use of any illegal drugs, may jeopardize job safety and/or performance, and is prohibited in the workplace. No Representative shall enter the workplace under the influence of alcohol or such drugs that may impair safety and/or performance.

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5. SAFEGUARDING THE COMPANY'S ASSETS AND INFORMATION

A. Protection and Proper Use of the Company's Assets

All Representatives shall deal with the Company's assets, including all data, information (confidential or otherwise), records, products, material, facilities, inventory, "know-how", trade secrets, trademarks, copyrights and other intellectual property, and equipment, with the strictest integrity and with due regard to the interests of the Company. The Company must maintain the accuracy, confidentiality, privacy and security of these types of information in order to comply with all applicable privacy laws. Similarly, Representatives must not disclose commercially confidential or otherwise sensitive information. The Company's assets may not to be used for personal gain or benefit. In addition, all Representatives must act in a manner to protect such assets from loss, damage, misuse, theft, misappropriation, The Company expects its employees to use internet access for business-related purposes (i.e., to communicate with customers and suppliers, to research relevant topics and to obtain useful business information). All existing policies apply to conduct on the internet, particularly (but not exclusively) those policies dealing with intellectual property protection, privacy, misuse of the Company's resources, sexual harassment, information and data security and confidentiality. All employees must take special care to maintain clarity, consistency and integrity of the Company's corporate image and standing.

B. Confidentiality of Information

Information is one of the Company's key assets. It is the Company's policy to ensure that its proprietary and confidential information, including proprietary and confidential information that has been entrusted to the Company by others ("Confidential Information"), is adequately safeguarded. All Representatives are responsible for protecting Confidential Information, including information about the Company's business, assets, opportunities, suppliers and competitors, from unauthorized advertent or inadvertent disclosure.

C. Communications

Representatives should take care to ensure that all business records and communications (including email, texts, and instant messages) are clear and accurate. Please remember that business communications may be shared or become public through litigation, government investigation, or publication in the media. Potential risks from inaccurate or misleading statements include claims of false advertising, misrepresentation, breach of contract, securities fraud, unfair disclosure, and competition violations. Representatives may not give an endorsement or other statement on behalf of the Company or personal endorsement that identifies your affiliation with the Company, except when approved by their relevant executive officer. In addition, Representatives may not discuss the Company's business, including financial condition, business or financial performance, products, or business prospects with anyone, including but not limited to financial analysts, actual, or potential investors without the prior approval of their relevant executive officer. All requests for a representative of the Company to participate in conferences (including speaking on a panel or attending a dinner or any event that targets the financial community) must be referred to their relevant executive officer for approval. If any such analysts or investors contact you, please refer such inquiries to the President.

D. Inside Information and Insider Trading Laws

Representatives are prohibited from buying or selling shares of the Company if they are aware of nonpublic material information about the Company (also referred to as "inside information"). Trading in shares while in possession of nonpublic material information is a violation of insider trading laws. Material information can be positive or negative. Information is "material" if it would influence a reasonable investor in deciding whether to buy, sell or hold the Company's shares or, if disclosed to the public, would reasonably be expected to have a significant effect on the market price or value of the shares. Possible examples include financial information such as consolidated sales numbers, financial projections or the Company's financial performance, the hiring or departure of key personnel, or significant inventory issues. Information is considered to be "public" two trading days after it has been widely released to the public through a press release or by making a SEDAR filing, giving the public markets adequate time to digest the material information. Representatives are prohibited from disclosing inside information. Only certain individuals who are authorized may publicly disclose nonpublic material information. Improper disclosure, even accidentally, can violate insider trading laws. Disclosing nonpublic material information to other people, including immediate family members or friends, or recommending the purchase or sale of the Company's shares to others while aware of nonpublic material information, is known as "tipping" and is illegal. A person who receives the information (i.e., is "tipped") and then trades in the Company's shares or informs others of that information is also in violation of insider trading laws.

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E. Financial Integrity and Responsibility

Representatives are expected to act responsibly and exercise sound judgment with respect to matters involving company finances. Representatives must adhere to all applicable accepted accounting standards and practices, keep accurate, complete and timely records, submit accurate and complete reports as required, comply with the Company's system of internal controls, and sign only those documents you believe to be correct and complete. The Company will not (i) establish any undisclosed or unrecorded funds or assets for any purpose, (ii) enter into side agreements or other informal arrangements, either written or oral or (iii) not take any actions or fail to take any actions that would cause its financial records or financial disclosure to fail to comply with generally accepted accounting principles and all applicable laws, rules and regulations. All Representatives must cooperate fully and completely with the Company's accounting and audit teams, as well as the Company's independent public accountants and counsel, providing them with complete and accurate information and assistance. Representatives are prohibited from coercing, manipulating, misleading or improperly influencing the Company's internal or external auditors at any time. Representatives are prohibited from knowingly making, or causing or encouraging any other person from making, in any of the Company's public disclosure, any false or misleading statements or any omissions of any information necessary to make the disclosure complete and accurate in all material respects. If you suspect or observe any irregularities relating to financial integrity and responsibility, immediately report them to their relevant executive officer or the nominating and corporate governance committee of the Company (the "Nominating and Corporate Governance Committee").

F. Compliance

The Nominating and Corporate Governance Committee is responsible for reviewing and evaluating this Code at least annually and will recommend any necessary or appropriate changes to the Board for consideration.

G. Reporting Violations of this Code

All Representatives shall adhere to High Tide's commitment to conduct its business and affairs in a lawful and ethical manner. All Representatives are encouraged to talk to their relevant executive officer or the management team when in doubt about the best course of action in a particular situation and to report any breach or suspected breach of law, regulation, this Code or any of the Company's corporate policies.

The Company prohibits retaliatory action against any Representative who, in good faith, reports a possible violation of this Code. Any Representative who believes he or she has been retaliated against should promptly report it to their relevant executive officer.

H. Consequences of Violation of this Code

Representatives may be required to certify their understanding of and compliance with this Code from time to time as applicable. Failure to comply may result in severe consequences, which could include internal disciplinary action or termination of employment or consulting arrangements without notice. Violation may also violate certain Canadian and/or other laws. If it appears a Representative may have violated such laws, the Company may refer the matter to the appropriate authorities, which could lead to legal proceedings, penalties, fines or imprisonment.

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I. Waiver of this Code

Waivers or exceptions may be granted only in advance and under exceptional circumstances by the Nominating and Corporate Governance Committee. Any waiver of this with respect to a member of the Nominating and Corporate Governance Committee may be granted only by the audit committee of the Company. Any waiver with respect to a director or executive officer of the Company may be granted only by the Board. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules.

This Code was approved by the Board on June 21, 2021.

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SCHEDULE "E"
COMPENSATION COMMITTEE CHARTER

1. PURPOSE

The Compensation Committee (the "Committee") shall assist the board of directors (the "Board") of High Tide Inc., a corporation existing under the laws of Alberta (the "Company"), in fulfilling its governance responsibilities relating to oversight of the Company's compensation policies, succession planning, performance evaluations, plans and programs, compensation of the Company's directors, Chief Executive Officer ("CEO") and other executives officers and the Company's equity-based and incentive compensation programs. The term "compensation" shall include salary, long-term incentives, bonuses, perquisites, equity incentives, severance arrangements, retirement benefits and other related benefits and benefit plans.

2. COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least two directors and a maximum of five voting members (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chair of the Committee (the "Chair"). If a Chair is not so appointed, the members of the Committee may elect a Chair by majority vote. Committee members may be removed by the Board in its discretion.

The Chair and each member of the Committee shall serve until their successor is duly appointed, or until their earlier death, resignation or removal by the Board.

At any time that the Company is neither a "foreign private issuer" (as such term is defined by the rules of the United States Securities and Exchange Commission) nor a "controlled company" (as such term is defined in the National Association of Securities Dealers Automated Quotations ("NASDAQ") listing rules), unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee will qualify as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code, a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and an "independent director" as defined by the NASDAQ listing standards then in effect and the National Instrument 52-110 - Audit Committees.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors. No director who serves as board member of any other company shall be eligible to serve as a member of the Committee unless the Board has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the nominating and corporate governance committee of the Board.

The CEO shall appoint an employee to serve as a liaison to the Committee.

3. MEETINGS

The Committee shall hold regularly scheduled meetings and such special meetings as circumstances dictate. The Committee shall report regularly regarding the Committee's activities and actions to the Board.

A. Agenda and Notice

The Chair shall establish the meeting dates and the meeting agenda. In setting the agenda for a meeting, the Chair shall encourage the Committee members, CEO and other executive officers, and other members of the Board to provide input to address current and emerging issues.

The Chair or Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting. The Chair or a majority of the members of the Committee may call a special meeting of the Committee at any time.

Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

The Committee shall meet as frequently as it deems necessary, but no less than three times per year.

B. Holding and Recording Meetings

Committee meetings may be held in person, video conference or telephonically. Action may be taken by the Committee upon the affirmative vote of a majority of the members. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

C. Action without Meeting

Action may be taken by the Committee without a meeting if all of the members of the Committee indicate their approval thereof in writing.

D. Quorum

A majority of the members of the Committee shall constitute a quorum.

4. COMPENSATION

The compensation of Committee members shall be determined by the Board.

5. RESPONSIBILITIES AND POWERS OF THE COMMITTEE

The Committee has direct responsibility and power to perform the following duties:

A. Overall Compensation Strategy

The Committee shall evaluate and recommend to the Board for approval the compensation plans and programs advisable for the Company, as well as evaluating and recommending to the Board for approval the modification or termination of existing plans and programs.

B. Executive Compensation Philosophy

The Committee shall review and approve the Company's goals and objectives relevant to overall executive compensation philosophy based on the principles that compensation should, to a significant extent, be reflective of the financial performance of the Company, and ensure that the administration of the Company's executive compensation plans, policies and practices conform to this philosophy.

C. Executive Officer Evaluation and Compensation

The Committee shall review and approve goals and objectives relevant to CEO and other executive officer compensation, evaluate the performance of the CEO and other executive officers in light of those goals and objectives and with appropriate input from other independent directors, determine and recommend to the Board for approval, the compensation levels for the CEO and other executive officers based on this evaluation with the deliberations and voting on the CEO's compensation to be conducted without the CEO present.

As part of the annual review of the performance of the CEO and other executive officers, the Committee shall satisfy itself as to the integrity and values of the executive officers and the contribution of the executive officers in creating a positive culture throughout the organization and shall report those determinations to the Board.

D. Appointment or Removal of the CEO and Other Executive Officers

The Committee shall assist the Board with the selection and appointment of the CEO and provide oversight to the appointment and termination of other executive officers of the Company.

The Committee shall consider and make recommendations to the Board in respect of the terms of the service/employment contracts of the CEO and other executive officers and any proposed changes to these contracts. The Committee shall also ensure that contractual terms on termination, and any payments made, are fair to the individual and the Company, that poor performance is not rewarded and that the duty to mitigate loss is fully recognized. The hiring or termination of employment of any executive officer by any representative of the Company other than the Board may be subject to review and approval by the Committee.

E. Director Compensation

The Committee shall periodically evaluate and make recommendations to the Board with respect to appropriate forms and amounts of compensation for non-employee directors of the Company to ensure that it properly aligns the interests of directors with the long-term interests of the Company and shareholders and that it realistically reflects the responsibilities and risks involved in being an effective director of the Company.

F. Equity-Based and Incentive Compensation Plans

The Committee shall administer the Company's equity-based plans and management incentive compensation plans and make recommendations to the Board about amendments to such plans and the adoption of any new employee incentive compensation plans.

G. Position Description for the CEO

Together with the CEO, the Committee shall develop a clear position description for the CEO, delineating roles and responsibilities between the Board and the executive officers.

H. Succession Planning

The Committee shall assist the Board in overseeing that succession planning programs are in place for the CEO and other executive officers. An annual succession planning review for the CEO and key executives will occur.

I. Disclosure

The Committee shall review and discuss with management the Company's proposed compensation disclosures and based on such review and discussion, make a recommendation to the Board as to such disclosures in annual reports, as applicable. The Committee shall produce an annual Committee report for inclusion in the Company's annual report, in compliance with applicable rules and regulations.

J. Insurance Coverage

The Committee shall review and establish appropriate insurance coverage for the directors and executive officers.

K. Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

The Committee will receive and provide feedback on management reports on significant human resources initiatives, including but not limited to formal engagement surveys, employee training, etc.

6. COMMITTEE ADMINISTRATIVE MATTERS

A. Independent Advisers

The Committee shall in its sole discretion, appoint, retain or obtain the advice of compensation consultants, legal counsel or other advisers ("advisors"). The Committee shall have the sole authority and direct responsibility to approve such advisors' fees and other retention terms, to oversee the work of and to terminate the services of such advisors, and the authority and responsibility to pay from Company funds reasonable compensation to such advisors, as determined by the Committee.

Before selecting or obtaining the advice of such firm or expert (other than in-house legal counsel), the Committee shall consider all factors relevant to the independence of such consultant, legal counsel or adviser from management, including the factors set forth in the NASDAQ listing standards then in effect and any other applicable laws, rules or regulations.

B. Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

C. Reports to Board

The Committee shall report periodically to the Board regarding Committee matters and/or the meetings of the Committee with such recommendations to the Board as the Committee deems appropriate.

D. Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of this Charter.

E. Education and Orientation

Members of the Committee shall be provided with appropriate and timely training or information to enhance their understanding of industry compensation practices, compensation disclosure requirements and the compensation strategy applicable to the Company.

F. Review of This Charter

The Committee shall review and assess annually the adequacy of this Charter and recommend any proposed changes to the Board for approval. The procedures outlined in this Charter are meant to serve as guidelines, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

G. Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

7. CHAIR DUTIES AND RESPONSIBILITIES

The Chair has the following duties and responsibilities:

(a) Provide overall leadership to enhance the effectiveness of the Committee, including overseeing the structure, composition, membership and activities delegated to the Committee;

(b) Chairing every meeting of the Committee and encouraging free and open discussion at the meetings. Encouraging Committee members to ask questions and express viewpoints during meetings;

(c) Scheduling and setting the agenda for the Committee meetings with input from other Committee members, CEO and management, as appropriate, and ensuring that there is sufficient time during Committee meetings to fully discuss agenda items;

(d) Facilitating the timely, accurate and proper flow of information to and from the Committee;

(e) Arranging for management, external advisors and others to attend and present to the Committee, as appropriate;

(f) Taking all other reasonable steps to ensure that the responsibilities and duties of the Committee are well understood by the Committee members and executed as effectively as possible;

(g) Foster ethical and responsible decision-making by the Committee and its individual members;

(h) As needed or appropriate, enable the Committee to meet in separate, regularly scheduled, non-management, closed sessions with, or without external advisors;

(i) Following each meeting of the Committee report to the Board on the activities, findings and any recommendations of the Committee; and

(j) Carry out such duties as may be reasonably requested by the Board.

This Charter was approved by the Board on June 21, 2021.

SCHEDULE "F"
OMNIBUS PLAN

HIGH TIDE INC.

2022 EQUITY INCENTIVE PLAN

1. ESTABLISHMENT, PURPOSE AND TERM OF PLAN.

1.1 Establishment. The High Tide Inc. 2022 20% fixed equity incentive plan (the "Plan") is hereby established effective as of June 2, 2022, the date of the approval of the Plan by the Company's shareholders (the "Effective Date").

1.2 Purpose. The purpose of the Plan is to advance the interests of the Participating Company Group and its shareholders by providing an incentive to attract, retain and reward persons performing services for the Participating Company Group and by motivating such persons to contribute to the growth and profitability of the Participating Company Group. The Plan seeks to achieve this purpose by providing for Awards in the form of Options, Stock Appreciation Rights, Restricted Share Awards, Restricted Share Units, Performance Shares, Performance Units, Cash-Based Awards and Other Share-Based Awards.

1.3 Term of Plan. The Plan shall continue in effect until its termination by the Committee; provided, however, that all Awards shall be granted, if at all, within ten (10) years from the Effective Date.

2. DEFINITIONS AND CONSTRUCTION.

2.1 Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a) "Affiliate" means (i) a parent corporation of an entity, (ii) a subsidiary of an entity, or (iii) two entities being controlled by the same person. For this purpose, control shall be determined in accordance with the Business Corporations Act (Ontario).

(b) "Applicable Law" means the laws, rules, regulations and requirements of any country or jurisdiction where Awards are granted under the Plan and the requirements of any stock exchange or quotation system on which the Common Shares are listed or quoted.

(c) "Award" means any Option, Stock Appreciation Right, Restricted Share Purchase Right, Restricted Share Bonus, Restricted Share Unit, Performance Share, Performance Unit, Cash-Based Award or Other Share-Based Award granted under the Plan.

(d) "Award Agreement" means a written or electronic agreement between the Company and a Participant setting forth the terms, conditions and restrictions applicable to an Award.

(e) "Black-Out Period" means a period of time when pursuant to any policies of the Company, any securities of the Company may not be traded by certain persons designated by the Company.

(f) "Board" means the board of directors of the Company.

(g) "Cash-Based Award" means an Award denominated in cash and granted pursuant to Section 11

(h) "Cashless Exercise" means a Cashless Exercise as defined in Section 6.3(b)(1)

(i) "Cause" means such circumstances in which applicable employment and labour standards legislation permits the relationship between a Participant and Participating Company to be terminated without notice or further obligation, and may include, without limitation: (i) the Participant's theft, dishonesty, willful misconduct, breach of fiduciary duty for personal profit, or falsification of any Participating Company documents or records; (ii) the Participant's material failure to abide by a Participating Company's code of conduct or other policies (including, without limitation, policies relating to confidentiality and reasonable workplace conduct); (iii) the Participant's unauthorized use, misappropriation, destruction or diversion of any tangible or intangible asset or corporate opportunity of a Participating Company (including, without limitation, the Participant's improper use or disclosure of a Participating Company's confidential or proprietary information); (iv) any intentional act by the Participant which has a material detrimental effect on a Participating Company's reputation or business; (v) the Participant's repeated failure to perform any reasonable assigned duties after written notice from a Participating Company of, and a reasonable opportunity to cure, such failure; (vi) any material breach by the Participant of any employment, service, non-disclosure, non-competition, non-solicitation or other similar agreement between the Participant and a Participating Company, which breach is not cured pursuant to the terms of such agreement; or (vii) the Participant's conviction (including any plea of guilty or nolo contendere) of any criminal act involving fraud, dishonesty, misappropriation or moral turpitude, or which impairs the Participant's ability to perform his or her duties with a Participating Company.

(j) "Change in Control" means an event whereby (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding Common Shares or the combined voting power of the Company's then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities of the Company to which is attached the right to elect the majority of the Directors; or (iii) the Company undergoes a liquidation or dissolution or sells all or substantially all of its assets.

(k) "Committee" means such committee or subcommittee of the Board, if any, duly appointed to administer the Plan and having such powers in each instance as shall be specified by the Board. If, at any time, there is no committee of the Board then authorized or properly constituted to administer the Plan, the Board shall exercise all of the powers of the Committee granted herein, and, in any event, the Board may in its discretion exercise any or all of such powers.

(l) "Common Shares" means the common shares of the Company, as adjusted from time to time in accordance with Section 4.4

(m) "Company" means High Tide Inc., a corporation existing under the laws of the Province of Alberta, and its Affiliates, if any, and includes any successor or assignee entity or entities into which the Company may be merged, changed, or consolidated, any entity for whose securities the securities of the Company shall be exchanged, and any assignee of or successor to substantially all of the assets of the Company.

(n) "Consultant" has the meaning set out in TSXV Policy 4.4.

(o) "Director" means a member of the Board.

(p) "Disability" shall have the meaning set forth in the applicable human rights legislation and regulations; or, in the absence of an applicable statutory definition, shall have the definition set forth in the applicable Award Agreement or other written agreement between the Participant and a Participating Company applicable to an Award; or, shall otherwise mean the permanent and total disability of the Participant in accordance with procedures established by the Board for purposes of the Plan.

(q) "Distribution" has the meaning set out in TSXV Policy 1.1.

(r) "Dividend Equivalent Right" means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one Common Share for each Common Share represented by an Award held by such Participant and is consistent with the requirements of TSXV Policy 4.4.

(s) "Employee" means any person treated as an employee (including an Officer or a Director who is also treated as an employee) in the records of a Participating Company; provided, however, that neither service as a Director nor payment of a Director's fee shall be sufficient to constitute employment for purposes of the Plan. The Company shall determine in good faith and in the exercise of its discretion, and in accordance with applicable employment and labour standards legislation, whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. For purposes of an individual's rights, if any, under the terms of the Plan as of the time of the Company's determination of whether or not the individual is an Employee, all such determinations by the Company shall be final, binding and conclusive as to such rights, if any, notwithstanding that the Company or any court of law or governmental agency subsequently makes a contrary determination as to such individual's status as an Employee.

(t) "Fair Market Value" means, at any date when the Fair Market Value of Common Shares of the Company is to be determined, the "Market Price" (as such term is defined in TSXV Policy 1.1) of the Common Shares, or if the Common Shares are not listed on any stock exchange, the value as is determined solely by the Committee, acting reasonably and in good faith.

(u) "Full Value Award" means any Award settled in Common Shares, other than (i) an Option,

(ii) a Stock Appreciation Right, (iii) a Restricted Share Purchase Right or (iv) an Other Share- Based Award, under which the Company will receive monetary consideration equal to the Fair Market Value (determined on the effective date of grant) of the shares subject to such Award.

(v) "Incumbent Director" means a Director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a Director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of Directors).

(w) "Insider" means an Officer, a Director or other person who is considered an "insider" as such term is defined by the applicable securities laws of Canada or TSXV Policy 1.1.

(x) "Investor Relations Activities" has the meaning set out in TSXV Policy 1.1.

(y) "Investor Relations Service Provider" includes any Consultant that performs Investor Relations Activities and any Director, Officer, Employee or Management Company Employee whose role and duties primarily consist of Investor Relations Activities.

(z) "Management Company Employee" means an individual employed by an entity providing management services to the Company, which services are required for the ongoing successful operation of the business enterprise of the Company.

(aa) "Net Exercise" means a Net Exercise as defined in Section 6.3(b)(2).

(bb) "Officer" means any person designated by the Board as an officer of the Company and is consistent with the requirements of TSXV Policy 4.4, if applicable.

(cc) "Option" means a stock option granted pursuant to the Plan.

(dd) "Other Share-Based Award" means an Award denominated in Common Shares and granted pursuant to Section 11.

(ee) "Ownership Change Event" means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the shareholders of the Company of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company's then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger, consolidation or other business combination transaction in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(ff) "Participant" means any eligible person, being a bona fide Employee, a Consultant, a Director, an Officer, or a Management Company Employee, who has been granted one or more Awards, or an Investor Relations Service Provider who has been granted one or more Options, as the case may be.

(gg) "Participating Company" means the Company or any Affiliate thereof.

(hh) "Participating Company Group" means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(ii) "Performance Award" means an Award of Performance Shares or Performance Units.

(jj) "Performance Award Formula" means, for any Performance Award, a formula or table established by the Committee pursuant to Section 10.3 which provides the basis for computing the value of a Performance Award at one or more levels of attainment of the applicable Performance Goal(s) measured as of the end of the applicable Performance Period.

(kk) "Performance Goal" means a performance goal established by the Committee pursuant to Section 10.3.

(ll) "Performance Period" means a period established by the Committee pursuant to Section

10.3 at the end of which one or more Performance Goals are to be measured.

(mm) "Performance Share" means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Share, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(nn) "Performance Unit" means a right granted to a Participant pursuant to Section 10 to receive a payment equal to the value of a Performance Unit, as determined by the Committee, based upon attainment of applicable Performance Goal(s).

(oo) "Predecessor Plans" mean collectively (i) the Company's stock option plan, adopted by the Board on June 19, 2018, and (ii) the Company's restricted share unit award plan, adopted by the Board on November 18, 2020.

(pp) "Restricted Share Award" means an Award of a Restricted Share Bonus or a Restricted Share Purchase Right.

(qq) "Restricted Share Bonus" means Common Shares granted to a Participant pursuant to Section 8.

(rr) "Restricted Share Purchase Right" means a right to purchase Common Shares granted to a Participant pursuant to Section 8.

(ss) "Restricted Share Unit" means a right granted to a Participant pursuant to Section 9 to receive on a future date or occurrence of a future event a Common Share.

(tt) "SAR" or "Stock Appreciation Right" means a right granted to a Participant pursuant to Section 7 to receive payment, for each Common Share subject to such Award, of an amount equal to the excess, if any, of the Fair Market Value of a Common Share on the date of exercise of the Award over the exercise price thereof.

(uu) "Securities Act" means the Securities Act (Ontario), as amended.

(vv) "Security Based Compensation Arrangement" for the purposes of the Plan means any option, share option plan, share incentive plan, employee share purchase plan where the Company provides any financial assistance or matching mechanism, Stock Appreciation Right or any other compensation or incentive mechanism involving the issuance or potential issuance of securities from the Company's treasury, including a share purchase from treasury which is financially assisted by the Company by way of a loan guarantee or otherwise, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Company's treasury.

(ww) "Service" means a Participant's employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders Service or a change in the Participating Company for which the Participant renders Service, provided that there is no interruption or termination of the Participant's Service. Furthermore, a Participant's Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave, or other bona fide leave of absence approved by the Company or permitted by applicable legislation. However, unless otherwise provided by the Committee, if any such leave taken by a Participant exceeds three (3) months, then on the first (1st) day following the end of such three-month period the Participant's Service shall be deemed to have terminated, unless the Participant's right to return to Service is guaranteed by applicable legislation or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or required by applicable legislation, an unpaid leave of absence shall not be treated as Service for purposes of determining vesting under the Participant's Award Agreement. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, and in accordance with Section 5.5 below, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of and reason for such termination.

(xx) "Subsidiary Corporation" means any present or future "subsidiary corporation" of the Company, pursuant to the applicable securities laws of Canada.

(yy) "Trading Compliance Policy" means the written policy of the Company pertaining to the purchase, sale, transfer or other disposition of the Company's equity securities by Directors, Officers, Employees or other service providers who may possess material, nonpublic information regarding the Company or its securities.

(zz) "Trading Day" means any day on which the TSXV, or any national or regional securities exchange or quotation system constituting the primary market for the Common Shares, is opened for trading.

(aaa) "TSXV" means the TSX Venture Exchange.

(bbb) "TSXV Policy 1.1" means Policy 1.1 of the TSXV Company Finance Manual, as may be amended from time to time.

(ccc) "TSXV Policy 4.4" means Policy 4.4 of the TSXV Company Finance Manual, as may be amended from time to time.

(ddd) "Vesting Conditions" mean those conditions established in accordance with the Plan or Award Agreement prior to the satisfaction of which an Award or shares subject to an Award remain subject to forfeiture or a repurchase option in favor of the Company exercisable for the Participant's monetary purchase price, if any, for such shares upon the Participant's termination of Service or failure of a performance condition to be satisfied.

2.2  Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term “or” is not intended to be exclusive, unless the context clearly requires otherwise.

3. ADMINISTRATION.

3.1 Administration by the Committee. The Plan shall be administered by the Committee. All questions of interpretation of the Plan, of any Award Agreement or of any other form of agreement or other document employed by the Company in the administration of the Plan or of any Award shall be determined by the Committee, and such determinations shall be final, binding and conclusive upon all persons having an interest in the Plan or such Award, unless fraudulent or made in bad faith. Any and all actions, decisions and determinations taken or made by the Committee in the exercise of its discretion pursuant to the Plan or Award Agreement or other agreement thereunder (other than determining questions of interpretation pursuant to the preceding sentence) shall be final, binding and conclusive upon all persons having an interest therein. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2 Authority of Officers. Any Officer shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the Officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3 Powers of the Committee. In addition to any other powers set forth in the Plan and subject to the provisions of the Plan and TSXV Policy 4.4, the Committee shall have the full and final power and authority, in its discretion:

(a) to determine the persons to whom, and the time or times at which, Awards shall be granted and the number of Common Shares, units or monetary value to be subject to each Award;

(b) to determine the type of Award granted;

(c) to determine the Fair Market Value of the Common Shares or other property;

(d) to determine the terms, conditions and restrictions applicable to each Award (which need not be identical) and any shares acquired pursuant thereto, including, without limitation, (i) the exercise or purchase price of shares pursuant to any Award, (ii) the method of payment for shares purchased pursuant to any Award, (iii) the method for satisfaction of any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of Common Shares, (iv) the timing, terms and conditions of the exercisability or vesting of any Award or any shares acquired pursuant thereto, (v) the Performance Measures (as defined herein), Performance Period, Performance Award Formula and Performance Goals applicable to any Award and the extent to which such Performance Goals have been attained, (vi) the time of expiration of any Award, (vii) the effect of any Participant's termination of Service on any of the foregoing, and (viii) all other terms, conditions and restrictions applicable to any Award or shares acquired pursuant thereto not inconsistent with the terms of the Plan;

(e) to determine whether an Award will be settled in Common Shares or, if and to the extent permitted by Applicable Law, cash, other property or in any combination thereof, as applicable;

(f) to approve one or more forms of Award Agreement;

(g) to amend, modify, extend, cancel or renew any Award or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto, subject in all cases to the limitations set out in TSXV Policy 4.4;

(h) to accelerate, continue, extend or defer the exercisability or vesting of any Award or any shares acquired pursuant thereto, including with respect to the period following a Participant's termination of Service;

(i) to prescribe, amend or rescind rules, guidelines and policies relating to the Plan, or to adopt sub-plans or supplements to, or alternative versions of, the Plan, including, without limitation, as the Committee deems necessary or desirable to comply with the laws of, or to accommodate the tax policy, accounting principles or custom of, foreign jurisdictions whose residents may be granted Awards, or to comply with the policies of the TSXV; and

(j) to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award Agreement and to make all other determinations and take such other actions with respect to the Plan or any Award as the Committee may deem advisable to the extent not inconsistent with the provisions of the Plan or Applicable Law.

3.4 Option or SAR Repricing. Without the affirmative vote of disinterested holders of a majority of the Common Shares cast in person or by proxy at a meeting of the shareholders of the Company at which a quorum representing a majority of all outstanding Common Shares are present or represented by proxy, the Committee shall not approve a program providing for either (a) the cancellation of outstanding Options or SARs having exercise prices per share greater than the then Fair Market Value of a Common Share ("Underwater Awards") and the grant in substitution therefor of new Options or SARs having a lower exercise price, Full Value Awards or payments in cash, or (b) the amendment of outstanding Underwater Awards to reduce the exercise price thereof. In addition, prior approval of the TSXV is required in connection with the cancellation of any Underwater Awards if any new Options or SARs having a lower exercise price are granted in substitution therefore to the same Participants within one year of the cancellation.

3.5 Indemnification. In addition to such other rights of indemnification as they may have as members of the Board or Committee or as officers or employees of the Participating Company Group, to the extent permitted by Applicable Law, members of the Board or Committee and any officers or employees of the Participating Company Group to whom authority to act for the Board, Committee or Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

4. SHARES SUBJECT TO PLAN.

4.1 Maximum Number of Shares Issuable. Subject to adjustment as provided in Sections 4.2, 4.3 and

4.4 the maximum aggregate number of Common Shares that may be available and reserved for issuance, at any time, under the Plan, together with any other Security Based Compensation Arrangement adopted by the Company, including the Predecessor Plans, shall be fixed at 12,204,468 shares, inclusive of Common Shares that may become available for issuance under the Plan pursuant to Section 4.2 being twenty percent (20%) of the issued and outstanding Common Shares on the Effective Date.

4.2 Adjustment for Unissued or Forfeited Predecessor Plans Shares. The maximum aggregate number of Common Shares that may be issued under the Plan as set forth in Section 4.1 shall include from time to time:

(a) the aggregate number of Common Shares that remain available for the future grant of awards under the Predecessor Plans immediately prior to its termination as of the Effective Date;

(b) the number of Common Shares subject to that portion of any Option or other award outstanding pursuant to the Predecessor Plans as of the Effective Date which, on or after the Effective Date, expires or is terminated or cancelled for any reason without having been exercised or settled in full; and

(c) the number of Common Shares acquired pursuant to the Predecessor Plans, subject to forfeiture or, subject to any approvals required by the TSXV and in compliance with Applicable Law, repurchase by the Company for an amount not greater than the Participant's purchase price which, on or after the Effective Date, are so forfeited or repurchased.

(d) For clarity, any Options and/or Restricted Share Units outstanding as of the Effective Date which were granted under the Predecessor Plans shall remain subject to the terms of those awards and the Predecessor Plans and any Options and/or Restricted Share Units granted subsequent to the Effective Date shall be governed pursuant to the terms of the Plan.

4.3 Share Counting. If an outstanding Award for any reason expires or is terminated or cancelled without having been exercised or settled in full, or if Common Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company for an amount not greater than the Participant's purchase price, the Common Shares allocable to the terminated portion of such Award or such forfeited or repurchased Common Shares shall again be available for issuance under the Plan. For clarity and notwithstanding the foregoing, any repurchase of Common Shares issued pursuant to any Award shall be subject to any approvals required by the TSXV and subject to Applicable Law. Common Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Common Shares pursuant to the exercise of an SAR, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised. If the exercise price of an Option is paid by tender to the Company, or attestation to the ownership, of Common Shares owned by the Participant, or by means of a Cashless Exercise, the number of shares available for issuance under the Plan shall be reduced by the gross number of shares for which the Option is exercised. Common Shares purchased in the open market with proceeds from the exercise of Options shall not be added to the limit set forth in Section 4.1. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the exercise or settlement of Options or SARs pursuant to Section 15.2 shall not again be available for issuance under the Plan. Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations pursuant to the vesting or settlement of Full Value Awards pursuant to Section 15.2 shall again become available for issuance under the Plan. Notwithstanding anything herein to the contrary, any Common Shares forfeited, cancelled or otherwise not issued for any reason under the awards of the Predecessor Plans shall be available for grants under the Plan.

4.4 Adjustments for Changes in Capital Structure. Subject to any required action by the shareholders of the Company, the requirements of Applicable Law and prior approval of the TSXV, in the event of any change in the Common Shares effected without receipt of consideration by the Company, whether through merger, consolidation, reorganization, reincorporation, recapitalization, reclassification, stock dividend, stock split, reverse stock split, split-up, split-off, spin-off, combination of shares, exchange of shares, or similar change in the capital structure of the Company, or in the event of payment of a dividend or distribution to the shareholders of the Company in a form other than Common Shares (excepting regular, periodic cash dividends) that has a material effect on the Fair Market Value of Common Shares, appropriate and proportionate adjustments shall be made in the number and kind of shares subject to the Plan and to any outstanding Awards, the Award limits set forth in Section 5.3 and Section 5.4 and in the exercise or purchase price per share under any outstanding Award in order to prevent dilution or enlargement of Participants' rights under the Plan. However, prior approval of the TSXV is not required for a consolidation or stock split. For purposes of the foregoing, conversion of any convertible securities of the Company shall not be treated as "effected without receipt of consideration by the Company." If a majority of the shares which are of the same class as the shares that are subject to outstanding Awards are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the "New Shares"), the Committee may unilaterally amend the outstanding Awards to provide that such Awards are for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise or purchase price per share of, the outstanding Awards shall be adjusted in a fair and equitable manner as determined by the Committee, in its discretion. Any fractional share resulting from an adjustment pursuant to this Section 4.4 shall be rounded down to the nearest whole number and the exercise or purchase price per share shall be rounded up to the nearest whole cent. In no event may the exercise or purchase price, if any, under any Award be decreased to an amount less than the par value, if any, of the shares subject to such Award. The Committee in its discretion, may also make such adjustments in the terms of any Award to reflect, or related to, such changes in the capital structure of the Company or distributions as it deems appropriate, including modification of Performance Goals, Performance Award Formulas and Performance Periods. The adjustments determined by the Committee pursuant to this Section 4.4 shall be final, binding and conclusive.

4.5 Assumption or Substitution of Awards. The Committee may, without affecting the number of Common Shares reserved or available hereunder, authorize the issuance or assumption of benefits under the Plan in connection with any merger, consolidation, acquisition of property or shares, or reorganization upon such terms and conditions as it may deem appropriate, subject to compliance with Applicable Law. In addition, subject to compliance with Applicable Law, and listing requirements, shares available for grant under a shareholder approved plan of an acquired company (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan to individuals who were not Employees or Directors of the Participating Company Group prior to the transaction and shall reduce the number of shares otherwise available for issuance under the Plan.

5. ELIGIBILITY, PARTICIPATION AND AWARD LIMITATIONS.

5.1 Persons Eligible for Awards. Awards may be granted only to Employees, Management Company Employees, Consultants, Directors and Officers. For Awards granted or issued to Employees, Consultants or Management Company Employees, the Company and Participant are responsible for ensuring and confirming that the Participant is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

5.2 Participation in the Plan. Awards are granted solely at the discretion of the Committee. Eligible persons may be granted more than one Award. However, eligibility in accordance with this Section 5.2 shall not entitle any person to be granted an Award, or, having been granted an Award, to be granted an additional Award.

5.3 Voluntary Participation. Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect a Participant's relationship or employment with the Company. Notwithstanding any express or implied term of the Plan to the contrary, the granting of an Award pursuant to the Plan shall in no way be construed as a guarantee of employment by the Company to the Participant.

5.4 Limitations. In addition to the requirements in Section 4.1 and Section 5.4 and notwithstanding any other provision of the Plan, at all times when the Company is listed on the TSXV:

(1) the maximum aggregate number of Common Shares that are issuable pursuant to Awards issued or granted, as applicable, to any one Participant that is a Consultant under the Plan, together with all other Security Based Compensation Arrangement, in any twelve (12) month period must not exceed 2% of the Common Shares, calculated as at the date any Award is granted or issued to the Participant;

(2) persons who provide Investor Relations Activities may not receive any Awards other than Options;

(3) the maximum aggregate number of Common Shares that are issuable pursuant to all Options granted or issued in any twelve (12) month period to all Participants retained to provide Investor Relations Activities must not exceed 2% of the Common Shares, calculated as at the date any Option is granted to any such Participant;

(4) no Awards, other than Options, may vest before the date that is one year following the date it is granted or issued, although the vesting required of any such Awards may be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Plan in connection with a Change in Control, take-over bid, reverse takeover or other similar transaction; and

(5) Options issued to any person retained to provide Investor Relations Activities must vest in stages over a period of not less than 12 months such that: (A) no more than 1/4 of the Options vest no sooner than three months after the Options were granted; (B) no more than another 1/4 of the Options vest no sooner than six months after the Options were granted; (C) no more than another 1/4 of the Options vest no sooner than nine months after the Options were granted; and (D) no more than another 1/4 of the Options vest no sooner than 12 months after the Options were granted;

(6) The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued to Insiders (as a group) must not exceed 10% of the issued and outstanding Common Shares at any point in time, unless the Company has obtained the requisite disinterested shareholder approval;

(7) The maximum aggregate number of Common Shares that are issuable pursuant to all Awards granted or issued in any 12 month period to Insiders (as a group) must not exceed 10% of the issued and outstanding Common Shares, calculated as at the date any Award is granted or issued to any Insider, unless the Company has obtained the requisite disinterested shareholder approval; and

(8) The maximum aggregate number of Common Shares issuable pursuant to Awards granted to any one Participant in any 12 month period must not exceed 5% of the issued and outstanding Common Shares, calculated on the date the Award is granted or issued to the Participant, unless the Company has obtained the requisite disinterested shareholder approval, for clarity, if a Participant is entitled to receive: (i) Performance Awards; (ii) Stock Appreciation Rights; and/or (iii) additional Awards in lieu of dividends, as outlined herein, then the maximum number of Common Shares that could be issued to satisfy such obligation must comply with the limitations set forth in this Section 5.4. The Company may satisfy any excess Award obligation in cash if the Company were to exceed the limitations set out in this Section 5.4.

5.5 Termination of Service. The provisions applicable in case of termination of the employment of a Participant, including termination due to death, Disability, Cause, or otherwise, howsoever caused, shall be construed and regulated in accordance with the legislation applicable in the province in which the Participant was most recently employed by a Participating Company. Without limitation:

(a) the Participant's Service with the Participating Company will include the minimum period of statutory notice of termination (if any) required by applicable employment or labour standards legislation; and

(b) for the purposes of determining the Participant's entitlements to any Award, the date on which the Participant's Service terminates shall be the latter of (x) the last day on which the Participant performs their duties to the Participating Company and (y) the end of the minimum period of notice (if any) required by applicable employment or labour standards legislation.

For the avoidance of any doubt, the date on which a Participant's Service terminates shall not be extended by any period of contractual, common law, or civil law notice of termination of employment in respect of which a Participant receives or may receive pay in lieu of notice of termination of employment or damages in lieu of such notice of termination of employment. No participation in the Plan or entitlements thereunder shall be included in any entitlement which a Participant may have to contractual, civil law, or common law pay in lieu of notice of termination of employment or damages in lieu of such notice of termination of employment. A Participant will not earn or be entitled to any pro-rated Award for any portion of time before the date on which the Participant's right to vest ceases. A Participant shall not be entitled to any right to claim damages under contract, civil law, or common law on account of or related to the loss of an Award beyond the date on which the Participant's Service terminates.

The provisions of this Section 5.5 shall apply regardless of the reason for termination and even if such termination is found to be invalid, in breach of an obligation owed to the Participant under Applicable Law, in breach of an agreement between the Participant and the Participating Company, or otherwise. The provisions of this Section 5.5 shall also apply in the event that a Participant asserts that their employment with the Participating Company has been constructively dismissed.

6. STOCK OPTIONS.

Options shall be evidenced by Award Agreements specifying the number of Common Shares covered thereby, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1 Exercise Price. The exercise price for each Option shall be established in the discretion of the Committee; provided, however, that the exercise price per share shall be not less than the Fair Market Value of a Common Share.

6.2 Exercisability and Term of Options. Options shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such Options; provided, however, that no Option shall be exercisable after the expiration of ten (10) years after the effective date of grant of such Option. Subject to the foregoing, unless otherwise specified by the Committee in the grant of an Option, each Option shall terminate ten (10) years after the effective date of grant of the Option, unless earlier terminated in accordance with its provisions. Notwithstanding the foregoing, should the expiration date for an Option held by a Participant who is a resident of Canada fall within a Black-Out Period, such expiration date shall be automatically extended without any further act or formality to that date which is the 10th business day after the end of the Black-Out Period, such 10th business day to be considered the expiration date for such Option for all purposes under the Plan. Notwithstanding the foregoing, the automatic extension of the expiration date of a Participant's Award will not be permitted where the Participant or the Company is subject to a cease trade order (or similar order under applicable securities laws) in respect of the Company's securities.

6.3 Payment of Exercise Price.

(a) Forms of Consideration Authorized. Except as otherwise provided below, payment of the exercise price for the number of Common Shares being purchased pursuant to any Option shall be made (i) in cash, by check or in cash equivalent; (ii) if permitted by the Committee and Applicable Law, and subject to the limitations contained in Section 6.3(b) by means of a Cashless Exercise, a Net Exercise, or by such other consideration as may be approved by the Committee from time to time to the extent permitted by Applicable Law, or (iii) by any combination thereof. The Committee may at any time or from time to time grant Options which do not permit all of the foregoing forms of consideration to be used in payment of the exercise price or which otherwise restrict one or more forms of consideration.

(b) Limitations on Forms of Consideration.

(1) Cashless Exercise. A "Cashless Exercise" means where the Company has an arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to a Participant to purchase the Common Shares underlying Options, and the brokerage firm then sells a sufficient number of Common Shares to cover the exercise price of the Options in order to repay the loan made to the Participant and receives an equivalent number of Common Shares from the exercise of the Options and the Participant then receives the balance of Common Shares or the cash proceeds from the balance of such Common Shares. Pursuant to a Cashless Exercise a Participant shall deliver a properly executed notice of exercise together with irrevocable instructions to a broker providing for the assignment to the Company of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option. The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise, including with respect to one or more Participants specified by the Company notwithstanding that such program or procedures may be available to other Participants.

(2) Net Exercise. A "Net Exercise" means where an Option, excluding Options held by any Investor Relations Service Provider, is exercised without the Participant making any cash payment, such that the Company will not receive any cash from the exercise of the Option, and instead the Participant receives only the number of underlying Common Shares that is the equal to the quotient obtained by dividing:

A. the product of the number of Options being exercised multiplied by the difference between the Fair Market Value of the underlying Common Shares preceding the Option exercise date and the exercise price of the subject Options; by

B. the Fair Market Value of the Common Shares preceding the Option exercise date.

6.4 Effect of Termination of Service. Subject to earlier termination of the Option as otherwise provided by the Plan and unless otherwise provided by the Committee, an Option shall be exercisable after the Participant's termination of Service to the extent it is then vested only during the applicable time period determined in accordance with this Section and thereafter shall terminate.

(1) Disability. If the Participant's Service terminates because of the Disability of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant (or the Participant's guardian or legal representative) at any time prior to the expiration of twelve (12) months (or such other period not less than six (6) months or more than twelve (12) months provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the date of expiration of the Option's term as set forth in the Award Agreement evidencing such Option (the "Option Expiration Date").

(2) Death. If the Participant's Service terminates because of the death of the Participant, the Option, to the extent unexercised and exercisable for vested shares on the date on which the Participant's Service terminated, may be exercised by the Participant's legal representative or other person who acquired the right to exercise the Option by reason of the Participant's death at any time prior to the expiration of twelve (12) months (or such other period not less than six (6) months or more than twelve (12) months provided by the Award Agreement) after the date on which the Participant's Service terminated, but in any event no later than the Option Expiration Date. The Participant's Service shall be deemed to have terminated on account of death if the Participant dies within three (3) months (or such longer or shorter period provided by the Award Agreement) after the Participant's termination of Service.

(3) Termination for Cause. Notwithstanding any other provision of the Plan to the contrary, if the Participant's Service is terminated for Cause or if, following the Participant's termination of Service and during any period in which the Option otherwise would remain exercisable, the Participant engages in any act that would constitute Cause, the Option shall terminate in its entirety and cease to be exercisable immediately upon such termination of Service or subsequent act that would constitute Cause.

(4) Other Termination of Service. Subject to Section 6.4(3), if an Participant ceases to be an eligible Participant (other than as provided in section 6.4(1) or (2), any Options held by the

Participant on the date such Participant ceased to be an eligible Participant, which have vested pursuant to the Plan, shall be exercisable only to the extent that the Participant was entitled to exercise the Option at the date such Participant ceased to be an eligible Participant and only for ninety (90) days after the date such Participant ceased to be an eligible Participant, subject to the Committee's discretion to extend such period for up to one (1) year, or prior to the Option Expiration Date in respect thereof, whichever is sooner. Notwithstanding the foregoing, the Committee, in its discretion, may resolve that up to all of the Options held by an Participant on the date the Participant ceased to be an eligible Participant which have not yet vested shall vest immediately upon such date. Notwithstanding the foregoing, any Awards granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee must expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an eligible Participant under the Plan.

6.5 Transferability of Options. During the lifetime of the Participant, an Option shall be exercisable only by the Participant or the Participant's guardian or legal representative. An Option shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution.

7. STOCK APPRECIATION RIGHTS.

Stock Appreciation Rights shall be evidenced by Award Agreements specifying the number of Common Shares subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

7.1 Types of SARs Authorized. SARs may be granted in tandem with all or any portion of a related Option (a "Tandem SAR") or may be granted independently of any Option (a "Freestanding SAR"). A Tandem SAR may only be granted concurrently with the grant of the related Option.

7.2 Exercise Price. The exercise price for each SAR shall be established in the discretion of the Committee; provided, however, that (a) the exercise price per Common Share subject to a Tandem SAR shall be the exercise price per Common Share under the related Option and (b) the exercise price per Common Share subject to a Freestanding SAR shall be not less than the Fair Market Value of a Common Share on the effective date of grant of the SAR.

7.3 Exercisability and Term of SARs.

(a) Tandem SARs. Tandem SARs shall be exercisable only at the time and to the extent, and only to the extent, that the related Option is exercisable, subject to such provisions as the Committee may specify where the Tandem SAR is granted with respect to less than the full number of Common Shares subject to the related Option. The Committee may, in its discretion, provide in any Award Agreement evidencing a Tandem SAR that such SAR may not be exercised without the advance approval of the Company and, if such approval is not given, then the Option shall nevertheless remain exercisable in accordance with its terms. A Tandem SAR shall terminate and cease to be exercisable no later than the date on which the related Option expires or is terminated or cancelled. Upon the exercise of a Tandem SAR with respect to some or all of the Common Shares subject to such SAR, the related Option shall be cancelled automatically as to the number of Common Shares with respect to which the Tandem SAR was exercised. Upon the exercise of an Option related to a Tandem SAR as to some or all of the Common Shares subject to such Option, the related Tandem SAR shall be cancelled automatically as to the number of Common Shares with respect to which the related Option was exercised.

(b) Freestanding SARs. Freestanding SARs shall be exercisable at such time or times, or upon such event or events, and subject to such terms, conditions, performance criteria and restrictions as shall be determined by the Committee and set forth in the Award Agreement evidencing such SAR; provided, however, that no Freestanding SAR shall be exercisable after the expiration of ten (10) years after the effective date of grant of such SAR. Subject to the foregoing, unless otherwise specified by the Committee in the grant of a Freestanding SAR, each Freestanding SAR shall terminate ten (10) years after the effective date of grant of the SAR, unless earlier terminated in accordance with its provisions.

7.4 Exercise of SARs. Upon the exercise (or deemed exercise pursuant to Section 7.5) of an SAR, the Participant (or the Participant's legal representative or other person who acquired the right to exercise the SAR by reason of the Participant's death) shall be entitled to receive payment of an amount for each share with respect to which the SAR is exercised equal to the excess, if any, of the Fair Market Value of a Common Share on the date of exercise of the SAR over the exercise price. Payment of such amount shall be made (a) in the case of a Tandem SAR, solely in Common Shares in a lump sum upon the date of exercise of the SAR and (b) in the case of a Freestanding SAR, in cash, Common Shares, or any combination thereof as determined by the Committee, in a lump sum upon the date of exercise of the SAR. When payment is to be made in Common Shares, the number of shares to be issued shall be determined on the basis of the Fair Market Value of a Common Share on the date of exercise of the SAR. For purposes of Section 7 an SAR shall be deemed exercised on the date on which the Company receives notice of exercise from the Participant or as otherwise provided in Section 7.5

7.5 Deemed Exercise of SARs. If, on the date on which an SAR would otherwise terminate or expire, the SAR by its terms remains exercisable immediately prior to such termination or expiration and, if so exercised, would result in a payment to the holder of such SAR, then any portion of such SAR which has not previously been exercised shall automatically be deemed to be exercised as of such date with respect to such portion.

7.6 Effect of Termination of Service. Subject to earlier termination of the SAR as otherwise provided herein and unless otherwise provided by the Committee, an SAR shall be exercisable after a Participant's termination of Service only to the extent and during the applicable time period determined in accordance with Section 6.4 (treating the SAR as if it were an Option) and thereafter shall terminate.

7.7 Transferability of SARs. During the lifetime of the Participant, an SAR shall be exercisable only by the Participant or the Participant's guardian or legal representative. An SAR shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution.

8. RESTRICTED SHARE AWARDS.

Restricted Share Awards shall be evidenced by Award Agreements specifying whether the Award is a Restricted Share Bonus or a Restricted Share Purchase Right and the number of Common Shares subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

8.1 Types of Restricted Share Awards Authorized. Restricted Share Awards may be granted in the form of either a Restricted Share Bonus or a Restricted Share Purchase Right. Restricted Share Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of or satisfaction of Vesting Conditions applicable to a Restricted Share Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

8.2 Purchase Price. The purchase price for Common Shares issuable under each Restricted Share Purchase Right shall be established by the Committee in its discretion. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving Common Shares pursuant to a Restricted Share Bonus, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by Applicable Law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the Fair Market Value of the Common Shares subject to a Restricted Share Award.

8.3 Purchase Period. A Restricted Share Purchase Right shall be exercisable within a period established by the Committee, which shall in no event exceed thirty (30) days from the effective date of the grant of the Restricted Share Purchase Right.

8.4 Payment of Purchase Price. Except as otherwise provided below, payment of the purchase price for the number of Common Shares being purchased pursuant to any Restricted Share Purchase Right shall be made (a) in cash, by check or in cash equivalent, (b) by such other consideration as may be approved by the Committee from time to time to the extent permitted by Applicable Law, or (c) by any combination thereof.

8.5 Vesting and Restrictions on Transfer. Shares issued pursuant to any Restricted Share Award may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4 as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. During any period in which shares acquired pursuant to a Restricted Share Award remain subject to Vesting Conditions, such shares may not be sold, exchanged, transferred, pledged, assigned or otherwise disposed of other than pursuant to an Ownership Change Event or as provided in Section 8.8. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Share Award that, if the satisfaction of Vesting Conditions with respect to any shares subject to such Restricted Share Award would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then satisfaction of the Vesting Conditions automatically shall be determined on the next Trading Day on which the sale of such shares would not violate the Trading Compliance Policy. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of Common Shares hereunder and shall promptly present to the Company any and all certificates representing Common Shares acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

8.6 Voting Rights; Dividends and Distributions. Except as provided in this Section 8.6, Section 8.5 and any Award Agreement, during any period in which shares acquired pursuant to a Restricted Share Award remain subject to Vesting Conditions, the Participant shall have the right receive all dividends and other distributions paid with respect to such shares; provided, however, that such dividends and distributions shall be subject to the same Vesting Conditions as the shares subject to the Restricted Share Award with respect to which such dividends or distributions were declared and shall be paid to the Participant at the time such shares vest but in any event no later than the 15th day of the third month following the calendar year in which such shares vest. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4 any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant is entitled by reason of the Participant's Restricted Share Award shall be immediately subject to the same Vesting Conditions as the shares subject to the Restricted Share Award with respect to which such dividends or distributions were paid or adjustments were made. During any period in which shares acquired pursuant to a Restricted Share Award remain subject to Vesting Conditions, the Participant shall not have the right to exercise any voting rights in respect of such Restricted Share Award.

8.7 Effect of Termination of Service. Unless otherwise provided by the Committee in the Award Agreement evidencing a Restricted Share Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or Disability), then (a) the Company shall have the option to, subject to Applicable Law and any approvals required by the TSXV, repurchase for the purchase price paid by the Participant any shares acquired by the Participant pursuant to a Restricted Share Purchase Right which remain subject to Vesting Conditions as of the date of the Participant's termination of Service and (b) the Participant shall forfeit to the Company any shares acquired by the Participant pursuant to a Restricted Share Bonus which remain subject to Vesting Conditions as of the date of the Participant's termination of Service. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company.

8.8 Nontransferability of Restricted Share Award Rights. Rights to acquire Common Shares pursuant to a Restricted Share Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or the laws of descent and distribution. All rights with respect to a Restricted Share Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

9. RESTRICTED SHARE UNITS.

Restricted Share Unit Awards shall be evidenced by Award Agreements specifying the number of Restricted Share Units subject to the Award, in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

9.1 Grant of Restricted Share Unit Awards. Restricted Share Unit Awards may be granted upon such conditions as the Committee shall determine, including, without limitation, upon the attainment of one or more Performance Goals described in Section 10.4. If either the grant of a Restricted Share Unit Award or the Vesting Conditions with respect to such Award is to be contingent upon the attainment of one or more Performance Goals, the Committee shall follow procedures substantially equivalent to those set forth in Sections 10.3 through 10.5(a).

9.2 Purchase Price. No monetary payment (other than applicable tax withholding, if any) shall be required as a condition of receiving a Restricted Share Unit Award, the consideration for which shall be services actually rendered to a Participating Company or for its benefit. Notwithstanding the foregoing, if required by Applicable Law, the Participant shall furnish consideration in the form of cash or past services rendered to a Participating Company or for its benefit having a value not less than the Fair Market Value of the Common Shares issued upon settlement of the Restricted Share Unit Award.

9.3 Vesting. Restricted Share Unit Awards may (but need not) be made subject to Vesting Conditions based upon the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section 10.4 as shall be established by the Committee and set forth in the Award Agreement evidencing such Award.

9.4 Voting Rights, Dividend Equivalent Rights and Distributions. Participants shall have no voting or dividend rights with respect to Common Shares represented by Restricted Share Units until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Restricted Share Unit Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Common Shares during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Dividend Equivalent Rights, if any, shall be paid by crediting the Participant with additional whole Restricted Share Units as of the date of payment of such cash dividends on Common Shares, as determined by the Committee. Notwithstanding the foregoing, in the event that there are not a sufficient number of Common Shares reserved for issuance under the Plan to satisfy any Dividend Equivalent Right, the Company shall be permitted to satisfy any such dividends in cash. The number of additional Restricted Share Units (rounded to the nearest whole number), if any, to be credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of Common Shares represented by the Restricted Share Units previously credited to the Participant by (b) the Fair Market Value per Common Share on such date. Such additional Restricted Share Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time as the Restricted Share Units originally subject to the Restricted Share Unit Award. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4 appropriate adjustments shall be made in the Participant's Restricted Share Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of the Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions as are applicable to the Award.

9.5 Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Restricted Share Unit Award, if a Participant's Service terminates for any reason, whether voluntary or involuntary (including the Participant's death or Disability), then the Participant shall forfeit to the Company any Restricted Share Units pursuant to the Award which remain subject to Vesting Conditions as of the date of the Participant's termination of Service.

9.6 Settlement of Restricted Share Unit Awards. The Company shall issue to a Participant on the date on which Restricted Share Units subject to the Participant's Restricted Share Unit Award vest or on such other date determined by the Committee in compliance with Applicable Law and set forth in the Award Agreement one (1) Common Share (and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.4) for each Restricted Share Unit then becoming vested or otherwise to be settled on such date, subject to the withholding of applicable taxes, if any. The Committee, in its discretion, may provide in any Award Agreement evidencing a Restricted Share Unit Award that if the settlement date with respect to any shares issuable upon vesting of Restricted Share Units would otherwise occur on a day on which the sale of such shares would violate the provisions of the Trading Compliance Policy, then the settlement date shall be deferred until the next Trading Day on which the sale of such shares would not violate the Trading Compliance Policy but in any event no later than the 15th day of the third calendar month following the year in which such Restricted Share Units vest. If permitted by the Committee, the Participant may elect, consistent with the requirements of Applicable Law, to defer receipt of all or any portion of the Common Shares or other property otherwise issuable to the Participant pursuant to this Section 9.6, and such deferred issuance date(s) and amount(s) elected by the Participant shall be set forth in the Award Agreement.

9.7 Nontransferability of Restricted Share Unit Awards. The right to receive shares pursuant to a Restricted Share Unit Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Restricted Share Unit Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

10. PERFORMANCE AWARDS.

Performance Awards shall be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

10.1 Types of Performance Awards Authorized. Performance Awards may be granted in the form of either Performance Shares or Performance Units. Each Award Agreement evidencing a Performance Award shall specify the number of Performance Shares or Performance Units subject thereto, the Performance Award Formula, the Performance Goal(s) and Performance Period applicable to the Award, and the other terms, conditions and restrictions of the Award.

10.2 Initial Value of Performance Shares and Performance Units. Unless otherwise provided by the Committee in granting a Performance Award, each Performance Share shall have an initial monetary value equal to the Fair Market Value of one (1) Common Share, subject to adjustment as provided in Section 4.4 on the effective date of grant of the Performance Share, and each Performance Unit shall have an initial monetary value established by the Committee at the time of grant. The final value payable to the Participant in settlement of a Performance Award determined on the basis of the applicable Performance Award Formula will depend on the extent to which Performance Goals established by the Committee are attained within the applicable Performance Period established by the Committee.

10.3 Establishment of Performance Period, Performance Goals and Performance Award Formula. In granting each Performance Award, the Committee shall establish in writing the applicable Performance Period, Performance Award Formula and one or more Performance Goals which, when measured at the end of the Performance Period, shall determine on the basis of the Performance Award Formula the final value of the Performance Award to be paid to the Participant. The Company shall notify each Participant granted a Performance Award of the terms of such Award, including the Performance Period, Performance Goal(s) and Performance Award Formula.

10.4 Measurement of Performance Goals. Performance Goals shall be established by the Committee on the basis of targets to be attained ("Performance Targets") with respect to one or more measures of business or financial performance or other criteria established by the Committee (each, a "Performance Measure"), subject to the following:

(a) Performance Measures. Performance Measures based on objective criteria shall be calculated in accordance with the Company's financial statements, or, if such measures are not reported in the Company's financial statements, they shall be calculated in accordance with generally accepted accounting principles, a method used generally in the Company's industry, or in accordance with a methodology established by the Committee prior to the grant of the Performance Award. Performance Measures based on subjective criteria shall be determined on the basis established by the Committee in granting the Award. As specified by the Committee, Performance Measures may be calculated with respect to the Company and each Subsidiary Corporation consolidated therewith for financial reporting purposes, one or more Subsidiary Corporations or such division or other business unit of any of them selected by the Committee. Unless otherwise determined by the Committee prior to the grant of the Performance Award, the Performance Measures applicable to the Performance Award shall be calculated prior to the accrual of expenses for any Performance Award for the same Performance Period and excluding the effect (whether positive or negative) on the Performance Measures of any change in accounting standards or any unusual or infrequently occurring event or transaction, as determined by the Committee, occurring after the establishment of the Performance Goals applicable to the Performance Award. Each such adjustment, if any, shall be made solely for the purpose of providing a consistent basis from period to period for the calculation of Performance Measures in order to prevent the dilution or enlargement of the Participant's rights with respect to a Performance Award. Performance Measures may be based upon one or more of the following, without limitation, as determined by the Committee:

(a) revenue;

(b) sales;

(c) expenses;

(d) operating income;

(e) gross margin;

(f) operating margin;

(g) earnings before any one or more of: share-based compensation expense, interest, taxes, depreciation and amortization;

(h) pre-tax profit;

(i) net operating income;

(j) net income;

(k) economic value added;

(l) free cash flow;

(m) operating cash flow, including debt-adjusted cash flow;

(n) balance of cash, cash equivalents and marketable securities;

(o) share price;

(p) earnings per share;

(q) return on shareholder equity;

(r) return on capital;

(s) return on assets;

(t) return on investment;

(u) total shareholder return;

(v) employee satisfaction;

(w) employee retention;

(x) market share;

(y) customer satisfaction;

(z) product development;

(aa) research and development expenses;

(bb) completion of an identified special project;

(cc) completion of a joint venture or other corporate transaction; and

(dd) personal performance objectives established for an individual Participant or group of Participants.

(b) Performance Targets. Performance Targets may include a minimum, maximum, target level and intermediate levels of performance, with the final value of a Performance Award determined under the applicable Performance Award Formula by the Performance Target level attained during the applicable Performance Period. A Performance Target may be stated as an absolute value, an increase or decrease in a value, or as a value determined relative to an index, a group of comparator companies, a budget or another standard selected by the Committee.

10.5 Settlement of Performance Awards.

(a) Determination of Final Value. As soon as practicable following the completion of the Performance Period applicable to a Performance Award, the Committee shall determine the extent to which the applicable Performance Goals have been attained and the resulting final value of the Award earned by the Participant and to be paid upon its settlement in accordance with the applicable Performance Award Formula.

(b) Discretionary Adjustment of Award Formula. In its discretion, the Committee may, either at the time it grants a Performance Award or at any time thereafter, provide for the positive or negative adjustment of the Performance Award Formula applicable to a Performance Award to reflect such Participant's individual performance in his or her position with the Company or such other factors as the Committee may determine.

(c) Effect of Leaves of Absence. Unless otherwise required by law or a Participant's Award Agreement, payment of the final value, if any, of a Performance Award held by a Participant who has taken in excess of thirty (30) days in unpaid leaves of absence during a Performance Period shall be prorated on the basis of the number of days of the Participant's Service during the Performance Period during which the Participant was not on an unpaid leave of absence.

(d) Notice to Participants. As soon as practicable following the Committee's determination in accordance with Sections 10.5(a) and (b) the Company shall notify each Participant of the determination of the Committee.

(e) Payment in Settlement of Performance Awards. As soon as practicable following the Committee's determination in accordance with Sections 10.5(a) and (b) payment shall be made to each eligible Participant (or such Participant's legal representative or other person who acquired the right to receive such payment by reason of the Participant's death) of the final value of the Participant's Performance Award. Payment of such amount shall be made in cash, Common Shares, or a combination thereof as determined by the Committee. Unless otherwise provided in the Award Agreement evidencing a Performance Award, payment shall be made in a lump sum. If permitted by the Committee, the Participant may elect to defer receipt of all or any portion of the payment to be made to the Participant pursuant to this Section 10.5(e), and such deferred payment date(s) elected by the Participant shall be set forth in the Award Agreement. If any payment is to be made on a deferred basis, the Committee may, but shall not be obligated to, provide for the payment during the deferral period of Dividend Equivalent Rights or interest. Performance Awards granted to a Participant who is a resident of Canada for the purposes of the Income Tax Act (Canada) must be settled no later than the end of the third calendar year following the year in which the Participant rendered Service resulting in the vesting of such Performance Award.

(f) Provisions Applicable to Payment in Shares. If payment is to be made in Common Shares, the number of such shares shall be determined by dividing the final value of the Performance Award by the Fair Market Value of a Common Share determined by the method specified in the Award Agreement. Common Shares issued in payment of any Performance Award may be fully vested and freely transferable shares or may be Common Shares subject to Vesting Conditions as provided in Section 8.5. Any shares subject to Vesting Conditions shall be evidenced by an appropriate Award Agreement and shall be subject to the provisions of Sections 8.5 through 8.8 above.

10.6 Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to Common Shares represented by Performance Share Awards until the date of the issuance of such shares, if any (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Performance Share Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Common Shares during the period beginning on the date the Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date on which the Performance Shares are settled or the date on which they are forfeited. Such Dividend Equivalent Rights, if any, shall be credited to the Participant either in cash or in the form of additional whole Performance Shares as of the date of payment of such cash dividends on Common Shares, as determined by the Committee. The number of additional Performance Shares (rounded to the nearest whole number), if any, to be so credited shall be determined by dividing (a) the amount of cash dividends paid on the dividend payment date with respect to the number of Common Shares represented by the Performance Shares previously credited to the Participant by (b) the Fair Market Value per Common Share on such date. Dividend Equivalent Rights, if any, shall be accumulated and paid to the extent that the related Performance Shares become nonforfeitable. Settlement of Dividend Equivalent Rights may be made in cash, Common Shares, or a combination thereof as determined by the Committee, and may be paid on the same basis as settlement of the related Performance Share as provided in Section 10.5. Dividend Equivalent Rights shall not be paid with respect to Performance Units. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4 appropriate adjustments shall be made in the Participant's Performance Share Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of the Performance Share Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Performance Goals as are applicable to the Award.

10.7 Effect of Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement evidencing a Performance Award, the effect of a Participant's termination of Service on the Performance Award shall be as follows:

(a) Death or Disability. If the Participant's Service terminates because of the death or Disability of the Participant before the completion of the Performance Period applicable to the Performance Award, the final value of the Participant's Performance Award shall be determined by the extent to which the applicable Performance Goals have been attained with respect to the entire Performance Period and shall be prorated based on the number of months of the Participant's Service during the Performance Period. Payment shall be made following the end of the Performance Period in any manner permitted by Section 10.5.

(b) Other Termination of Service. If the Participant's Service terminates for any reason except death or Disability before the completion of the Performance Period applicable to the Performance Award, such Award shall be forfeited in its entirety; provided, however, that in the event of an involuntary termination of the Participant's Service, the Committee, in its discretion, may waive the automatic forfeiture of all or any portion of any such Award and determine the final value of the Performance Award in the manner provided by Section 10.7(a). Payment of any amount pursuant to this Section 10.7(b) shall be made following the end of the Performance Period in any manner permitted by Section 10.5.

10.8 Nontransferability of Performance Awards. Prior to settlement in accordance with the provisions of the Plan, no Performance Award shall be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. All rights with respect to a Performance Award granted to a Participant hereunder shall be exercisable during his or her lifetime only by such Participant or the Participant's guardian or legal representative.

11. CASH-BASED AWARDS AND OTHER SHARE-BASED AWARDS.

Cash-Based Awards and Other Share-Based Awards shall, subject in all respects to compliance with TSXV Policy 4.4, be evidenced by Award Agreements in such form as the Committee shall establish. Such Award Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

11.1 Grant of Cash-Based Awards. Subject to the provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms and conditions, including the achievement of performance criteria, as the Committee may determine.

11.2 Grant of Other Share-Based Awards. The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of the Plan (including the grant or offer for sale of unrestricted securities, stock-equivalent units, stock appreciation units, securities or debentures convertible into Common Shares or other forms determined by the Committee) in such amounts and subject to such terms and conditions as the Committee shall determine. Other Share-Based Awards may be made available as a form of payment in the settlement of other Awards or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Share-Based Awards may involve the transfer of actual Common Shares to Participants, or payment in cash or otherwise of amounts based on the value of Common Shares and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than Canada.

11.3 Value of Cash-Based and Other Share-Based Awards. Each Cash-Based Award shall specify a monetary payment amount or payment range as determined by the Committee. Each Other Share-Based Award shall be expressed in terms of Common Shares or units based on such Common Shares, as determined by the Committee. The Committee may require the satisfaction of such Service requirements, conditions, restrictions or performance criteria, including, without limitation, Performance Goals as described in Section

10.4 as shall be established by the Committee and set forth in the Award Agreement evidencing such Award. If the Committee exercises its discretion to establish performance criteria, the final value of Cash-Based Awards or Other Share-Based Awards that will be paid to the Participant will depend on the extent to which the performance criteria are met.

11.4 Payment or Settlement of Cash-Based Awards and Other Share-Based Awards. Payment or settlement, if any, with respect to a Cash-Based Award or an Other Share-Based Award shall be made in accordance with the terms of the Award, in cash, Common Shares or other securities or any combination thereof as the Committee determines.

11.5 Voting Rights; Dividend Equivalent Rights and Distributions. Participants shall have no voting rights with respect to Common Shares represented by Other Share-Based Awards until the date of the issuance of such Common Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), if any, in settlement of such Award. However, the Committee, in its discretion, may provide in the Award Agreement evidencing any Other Share-Based Award that the Participant shall be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Common Shares during the period beginning on the date such Award is granted and ending, with respect to each share subject to the Award, on the earlier of the date the Award is settled or the date on which it is terminated. Such Dividend Equivalent Rights, if any, shall be paid in accordance with the provisions set forth in Section 9.4. Dividend Equivalent Rights shall not be granted with respect to Cash- Based Awards. In the event of a dividend or distribution paid in Common Shares or other property or any other adjustment made upon a change in the capital structure of the Company as described in Section 4.4 appropriate adjustments shall be made in the Participant's Other Share-Based Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than regular, periodic cash dividends) to which the Participant would be entitled by reason of the Common Shares issuable upon settlement of such Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same Vesting Conditions and performance criteria, if any, as are applicable to the Award.

11.6 Effect of Termination of Service. Each Award Agreement evidencing a Cash-Based Award or Other Share-Based Award shall set forth the extent to which the Participant shall have the right to retain such Award following termination of the Participant's Service. Such provisions shall be determined in the discretion of the Committee, need not be uniform among all Cash-Based Awards or Other Share-Based Awards, and may reflect distinctions based on the reasons for termination.

11.7 Nontransferability of Cash-Based Awards and Other Share-Based Awards. Prior to the payment or settlement of a Cash-Based Award or Other Share-Based Award, the Award shall not be subject in any manner to anticipation, alienation, sale, exchange, transfer, assignment, pledge, encumbrance, or garnishment by creditors of the Participant or the Participant's beneficiary, except transfer by will or by the laws of descent and distribution. The Committee may impose such additional restrictions on any Common Shares issued in settlement of Cash-Based Awards and Other Share-Based Awards as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable securities laws, under the requirements of any stock exchange or market upon which such Common Shares are then listed and/or traded, or under any state securities laws or foreign law applicable to such Common Shares.

12. STANDARD FORMS OF AWARD AGREEMENT.

12.1 Award Agreements. Each Award shall comply with and be subject to the terms and conditions set forth in the appropriate form of Award Agreement approved by the Committee and as amended from time to time. No Award or purported Award shall be a valid and binding obligation of the Company unless evidenced by a fully executed Award Agreement, which execution may be evidenced by electronic means.

12.2 Authority to Vary Terms. The Committee shall have the authority from time to time to vary the terms of any standard form of Award Agreement either in connection with the grant or amendment of an individual Award or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Award Agreement are not inconsistent with the terms of the Plan.

13. CHANGE IN CONTROL, DISSOLUTION OR LIQUIDATION.

13.1 Effect of Change in Control on Awards. In the event of a Change in Control, outstanding Awards shall be subject to the definitive agreement entered into by the Company in connection with the Change in Control or as otherwise determined by the Committee, including any requirement thereunder that the Participant sign a letter of transmittal, cancellation agreement, release of claims or other similar acknowledgement or agreement. Subject to the requirements and limitations of Applicable Law, the Committee may provide for any one or more of the following:

(a) Accelerated Vesting. In its discretion, the Committee may provide in the grant of any Award or at any other time may take such action as it deems appropriate to provide for acceleration of the exercisability, vesting and/or settlement in connection with a Change in Control of each or any outstanding Award or portion thereof and shares acquired pursuant thereto upon such conditions, including termination of the Participant's Service prior to, upon, or following the Change in Control, and to such extent as the Committee determines.

(b) Assumption, Continuation or Substitution. In the event of a Change in Control, the surviving, continuing, successor, or purchasing corporation or other business entity or parent thereof, as the case may be (the "Acquiror"), may, without the consent of any Participant, assume or continue the Company's rights and obligations under each or any Award or portion thereof outstanding immediately prior to the Change in Control or substitute for each or any such outstanding Award or portion thereof a substantially equivalent award with respect to the Acquiror's shares, as applicable. For purposes of this Section 13.1(b), if so determined by the Committee in its discretion, an Award denominated in Common Shares shall be deemed assumed if, following the Change in Control, the Award confers the right to receive, subject to the terms and conditions of the Plan and the applicable Award Agreement, for each Common Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, other securities or property or a combination thereof) to which a holder of a Common Share on the effective date of the Change in Control was entitled (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Common Shares); provided, however, that if such consideration is not solely common shares of the Acquiror, the Committee may, with the consent of the Acquiror, provide for the consideration to be received upon the exercise or settlement of the Award, for each Common Share subject to the Award, to consist solely of common shares of the Acquiror equal in Fair Market Value to the per share consideration received by holders of Common Shares pursuant to the Change in Control. Any Award or portion thereof which is neither assumed or continued by the Acquiror in connection with the Change in Control nor exercised or settled as of the time of consummation of the Change in Control shall terminate and cease to be outstanding effective as of the time of consummation of the Change in Control.

(c) Cash-Out of Outstanding Share-Based Awards. The Committee may, in its discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Award denominated in Common Shares or portion thereof outstanding immediately prior to the Change in Control and not previously exercised or settled shall be cancelled in exchange for a payment with respect to each vested Common Share (and each unvested Common Share, if so determined by the Committee) subject to such cancelled Award in (i) cash, (ii) shares of the Company or of a corporation or other business entity that is a party to the Change in Control, or (iii) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the Fair Market Value of the consideration to be paid per Common Share in the Change in Control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such Award. In the event such determination is made by the Committee, an Award having an exercise or purchase price per share equal to or greater than the Fair Market Value of the consideration to be paid per Common Share in the Change in Control may be cancelled without payment of consideration to the holder thereof. Payment pursuant to this Section 13.1(c) (reduced by applicable withholding taxes, if any) shall be made to Participants in respect of the vested portions of their cancelled Awards as soon as practicable following the date of the Change in Control and in respect of the unvested portions of their cancelled Awards in accordance with the vesting schedules applicable to such Awards.

13.2 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Committee will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it previously has not been exercised, an Award will terminate immediately prior to the consummation of such proposed action.

14. COMPLIANCE WITH SECURITIES LAW.

The grant of Awards and the issuance of Common Shares pursuant to any Award shall be subject to compliance with all applicable requirements of Applicable Law with respect to such securities and the requirements of any stock exchange or market system upon which the Common Shares may then be listed. In addition, no Award may be exercised or shares issued pursuant to an Award unless (a) in the opinion of legal counsel to the Company, the shares issuable pursuant to the Award may be issued in accordance with the terms of an applicable exemption from the prospectus requirements of the Securities Act or (b) such exercise or issuance is otherwise in compliance with Applicable Law. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to issuance of any Common Shares, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any Applicable Law and to make any representation or warranty with respect thereto as may be requested by the Company.

15. TAX WITHHOLDING.

15.1 Tax Withholding in General. The Company shall have the right to deduct from any and all payments made under the Plan, or to require the Participant, through payroll withholding, cash payment or otherwise, to make adequate provision for, the federal, state, provincial, local and foreign taxes (including social insurance), if any, required by law to be withheld by any Participating Company with respect to an Award or the shares acquired pursuant thereto. The Company shall have no obligation to deliver Common Shares, to release Common Shares from an escrow established pursuant to an Award Agreement, or to make any payment in cash under the Plan until the Participating Company Group's tax withholding obligations have been satisfied by the Participant.

15.2 Withholding in or Directed Sale of Shares. If permitted by Applicable Law, the Company shall have the right, but not the obligation, to deduct from the Common Shares issuable to a Participant upon the exercise or settlement of an Award, or to accept from the Participant the tender of, a number of whole Common Shares having a Fair Market Value, as determined by the Company, equal to all or any part of the tax withholding obligations of any Participating Company. The Fair Market Value of any Common Shares withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined by the applicable minimum statutory withholding rates (or the maximum individual statutory withholding rates for the applicable jurisdiction if use of such rates would not result in adverse accounting consequences or cost). The Company may require a Participant to direct a broker, upon the vesting, exercise or settlement of an Award, to sell a portion of the shares subject to the Award determined by the Company in its discretion to be sufficient to cover the tax withholding obligations of any Participating Company and to remit an amount equal to such tax withholding obligations to such Participating Company in cash.

16. AMENDMENT, SUSPENSION OR TERMINATION OF PLAN.

The Committee may amend, suspend or terminate the Plan at any time. However, without the approval of the Company's shareholders, there shall be (a) no increase in the maximum aggregate number of Common Shares that may be issued under the Plan (except by operation of the provisions of Sections 4.2 and 4.3); (b) no change in the class of persons eligible to receive Awards; (c) no change in the limits on the amount of Awards that may be granted to any one person or any category of Participant; (d) no change in the method of determining the exercise price of Options; (e) no change in the maximum term of Options; (f) no change in the expiry and termination provisions applicable to Options; and (g) no other amendment of the Plan that would require approval of the Company's shareholders under any Applicable Law, including the rules of any stock exchange or quotation system upon which the Common Shares may then be listed or quoted. In addition, without the approval of the Company's disinterested shareholders, (a) the exercise price of an Option shall not be reduced and (b) the term of an Option held by an Insider at the time of the proposed amendment shall not be extended. Notwithstanding the foregoing, the following types of amendments will not be subject to shareholder approval: (a) amendments to fix typographical errors and of a "housekeeping" nature; (b) amendments to clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions; (c) a change or amendment required by the TSXV; and (d) amendments to correct any defect, supply any omission or reconcile any inconsistency in the Plan or any agreement in respect of an Award and to make all other determinations and take such other actions with respect to the Plan or any agreement in respect of an Award as the Board may deem advisable to ensure compliance with Applicable Law. No amendment, suspension or termination of the Plan shall affect any then outstanding Award unless expressly provided by the Committee. Except as provided by the next sentence, no amendment, suspension or termination of the Plan may have a materially adverse effect on any then outstanding Award without the consent of the Participant. Notwithstanding any other provision of the Plan or any Award Agreement to the contrary, the Committee may, in its sole and absolute discretion and without the consent of any Participant, amend the Plan or any Award Agreement, to take effect retroactively or otherwise, as it deems necessary or advisable for the purpose of conforming the Plan or such Award Agreement to any present or future Applicable Law.

17. MISCELLANEOUS PROVISIONS.

17.1 Repurchase Rights. Common Shares issued under the Plan may be subject to one or more repurchase options, or other conditions and restrictions as determined by the Committee in its discretion at the time the Award is granted, subject to compliance with Applicable Law and prior TSXV approval. The Company shall have the right to assign at any time any repurchase right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, each Participant shall execute any agreement evidencing such transfer restrictions prior to the receipt of Common Shares hereunder and shall promptly present to the Company any and all certificates representing Common Shares acquired hereunder for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

17.2 Forfeiture Events.

(a) The Committee may specify in an Award Agreement that the Participant's rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of Service for Cause or any act by a Participant, whether before or after termination of Service, that would constitute Cause for termination of Service, or any accounting restatement due to material noncompliance of the Company with any financial reporting requirements of securities laws as a result of which, and to the extent that, such reduction, cancellation, forfeiture, or recoupment is required by applicable securities laws. In addition, to the extent that claw-back or similar provisions applicable to Awards are required by Applicable Law, listing standards and/or policies adopted by the Company, Awards granted under the Plan shall be subject to such provisions.

(b) If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, any Participant who knowingly or through gross negligence engaged in the misconduct, or who knowingly or through gross negligence failed to prevent the misconduct, shall reimburse the Company for (i) the amount of any payment in settlement of an Award received by such Participant during the twelve (12) month period following the first public issuance or filing with the applicable securities regulatory authorities (whichever first occurred) of the financial document embodying such financial reporting requirement, and (ii) any profits realized by such Participant from the sale of securities of the Company during such twelve (12) month period.

17.3 Provision of Information. To the extent required by Applicable Law, each Participant shall be given access to information concerning the Company equivalent to that information generally made available to the Company's common shareholders.

17.4 Rights as Employee, Consultant or Director. No person, even though eligible pursuant to Section 5 shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant. Nothing in the Plan or any Award granted under the Plan shall confer on any Participant a right to remain an Employee, Consultant or Director or interfere with or limit in any way any right of a Participating Company to terminate the Participant's Service at any time. To the extent that an Employee of a Participating Company other than the Company receives an Award under the Plan, that Award shall in no event be understood or interpreted to mean that the Company is the Employee's employer or that the Employee has an employment relationship with the Company.

17.5 Rights as a Shareholder. A Participant shall have no rights as a shareholder with respect to any shares covered by an Award until the date of the issuance of such shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such shares are issued, except as provided in Section 4.4 or another provision of the Plan.

17.6 Delivery of Title to Shares. Subject to any governing rules or regulations, the Company shall issue or cause to be issued the Common Shares acquired pursuant to an Award and shall deliver such shares to or for the benefit of the Participant by means of one or more of the following: (a) by delivering to the Participant evidence of book entry Common Shares credited to the account of the Participant, (b) by depositing such Common Shares for the benefit of the Participant with any broker with which the Participant has an account relationship, or (c) by delivering such Common Shares to the Participant in certificate form.

17.7 Fractional Shares. The Company shall not be required to issue fractional shares upon the exercise or settlement of any Award.

17.8 Retirement and Welfare Plans. Neither Awards made under the Plan nor Common Shares or cash paid pursuant to such Awards may be included as "compensation" for purposes of computing the benefits payable to any Participant under any Participating Company's retirement plans (both qualified and non- qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant's benefit. In addition, unless a written employment agreement or other service agreement specifically references Awards, a general reference to "benefits" or a similar term in such agreement shall not be deemed to refer to Awards granted hereunder.

17.9 Beneficiary Designation. Subject to local laws and procedures, each Participant may file with the Company a written designation of a beneficiary who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before he or she receives any or all of such benefit. Each designation will revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. If a married Participant designates a beneficiary other than the Participant's spouse, the effectiveness of such designation may be subject to the consent of the Participant's spouse. If a Participant dies without an effective designation of a beneficiary who is living at the time of the Participant's death, the Company will pay any remaining unpaid benefits to the Participant's legal representative.

17.10 Severability. If any one or more of the provisions (or any part thereof) of the Plan shall be held invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan shall not in any way be affected or impaired thereby.

17.11 No Constraint on Corporate Action. Nothing in the Plan shall be construed to: (a) limit, impair, or otherwise affect the Company's or another Participating Company's right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or (b) limit the right or power of the Company or another Participating Company to take any action which such entity deems to be necessary or appropriate.

17.12 Unfunded Obligation. Participants shall have the status of general unsecured creditors of the Company. Any amounts payable to Participants pursuant to the Plan shall be considered unfunded and unsecured obligations for all purposes. No Participating Company shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or any Participating Company and a Participant, or otherwise create any vested or beneficial interest in any Participant or the Participant's creditors in any assets of any Participating Company. The Participants shall have no claim against any Participating Company for any changes in the value of any assets which may be invested or reinvested by the Company with respect to the Plan.

17.13 Choice of Law. The validity, interpretation, construction and performance of the Plan and each Award Agreement shall be governed by the laws of the Province of Alberta and the federal laws of Canada, without regard to their conflict of law rules.

IN WITNESS WHEREOF, the undersigned Chief Financial Officer of the Company certifies that the foregoing sets forth the High Tide Inc. 2022 20% fixed equity incentive plan as duly adopted by the Company's shareholders effective as of the Effective Date.

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Rahim Kanji, Chief Financial Officer